The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission, and the securities may not be sold until that registration statement becomes effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, nor are they soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(a)
Registration Statement No. 333-159254
Subject to Completion
Preliminary Prospectus Supplement, dated July 22, 2009

PROSPECTUS SUPPLEMENT
(To preliminary prospectus dated July 22, 2009)

20,000,000 Shares

Common Stock

This is an offering of 20 million shares of common stock of Broadpoint Gleacher Securities Group, Inc. We are offering 12 million shares of our common stock and the selling shareholders identified in this prospectus supplement are offering 8 million shares of our common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

Our common stock is listed on The NASDAQ Global Market under the symbol “BPSG.” The last reported sale price of our common stock on July 21, 2009 was $6.56 per share.

Investing in our common stock involves a significant degree of risk. See “Risk Factors” beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

We have granted the underwriters an option to purchase up to two million additional shares of our common stock and a selling shareholder has granted the underwriters an option to purchase up to one million additional shares of common stock, in both cases at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement.

The underwriters expect to deliver the shares to purchasers on or about     , 2009.

Joint Bookrunning Managers

BofA Merrill Lynch	Broadpoint.Gleacher	Sandler O’Neill + Partners, L.P.

Keefe, Bruyette & Woods	Fox-Pitt Kelton Cochran Caronia Waller

The date of this prospectus supplement is July   , 2009.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters and the selling shareholders have not, authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters and the selling shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are accurate only as of the specified dates. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

About This Prospectus Supplement

You should read this prospectus supplement along with the accompanying prospectus, as well as the information incorporated by reference herein and therein, carefully before you invest in our common stock. These documents contain important information that you should consider before making your investment decision. This prospectus supplement and the accompanying prospectus contain the terms of this offering of common stock. This prospectus supplement may add, update or change information contained in or incorporated by reference in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with any information contained in or incorporated by reference in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the inconsistent information contained in or incorporated by reference in the accompanying prospectus.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus before making your investment decision. You should also read and consider the additional information incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision. See “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus supplement for a description of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus as well as instructions on how you can access them.

In this prospectus supplement, references to the “Company,” “Broadpoint.Gleacher,” “we,” “us” and “our” refer to Broadpoint Gleacher Securities Group, Inc. a New York corporation, and its consolidated subsidiaries.

S-ii

Forward-Looking Statements

This prospectus supplement, the accompanying prospectus and the registration statement of which it forms a part and the documents incorporated by reference contain “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, which we call the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we call the Exchange Act. These forward-looking statements are usually preceded by words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” and “continue” or similar words. All statements other than historical information or current facts should be considered forward-looking statements. Forward-looking statements may contain projections regarding revenues, earnings, operations, and other financial projections, and may include statements of future performance, strategies and objectives. However, there may be events in the future which we are not able to accurately predict or control, which may cause actual results to differ, possibly materially, from the expectations set forth in our forward-looking statements. All forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors. Such factors include, among others, market risk, credit risk and operating risk. These and other risks are described in greater detail under the caption “Risk Factors” in the prospectus supplement and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We do not intend or assume any obligation to update any forward-looking statement we make.

Non-GAAP Financial Measures

This prospectus supplement contains information that might be viewed as “non-GAAP financial measures.” In particular, annualized revenue per employee data stated elsewhere in this prospectus supplement, may be viewed as a non-GAAP financial measure. We calculate this metric by dividing our net revenue for the second quarter by the average number of employees during the period and multiplying by four. Our net revenue per average number of employees during the second quarter, calculated using our second quarter net revenue of $92.7 million and an average of 273 employees, was $339,560 which, when annualized, equals $1.4 million. We believe that annualized revenue per employee data is a meaningful indicator of employee productivity, used by investors and research analysts to compare firms in our industry and make judgments about whether firms are staffed appropriately to maximize profitability.

S-iii

Prospectus Supplement Summary

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This is only a summary and does not contain all of the information you should consider before investing in our common stock. You should read this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein, especially the risks of investing in our common stock discussed under “Risk Factors” and our consolidated financial statements and notes to those consolidated financial statements incorporated by reference herein, before making an investment decision.

Our Business

Broadpoint.Gleacher is an independent investment bank providing value-added advice and services to corporations and institutional investors. We have rapidly transformed our business by making strategic acquisitions and hires, expanding businesses, increasing productivity and rationalizing our cost structure. From the quarter ended September 30, 2007, when we recapitalized, to our most recent quarter ended June 30, 2009, net revenues increased from $8.7 million to $92.7 million, pre-tax earnings improved from a loss of $9.9 million to earnings of $19.0 million and diluted earnings per share improved from a loss of $0.08 to earnings of $0.18. Our annualized net revenue per employee increased from $203,000 to $1.4 million over the same period. The results for the quarter ended June 30, 2009 are preliminary and subject to change.

We provide services and generate revenues principally through our Investment Banking, Broadpoint DESCAP, Debt Capital Markets and Equities segments:

•	Investment Banking — With our recently acquired Gleacher Partners LLC subsidiary, we are a leading corporate advisory firm providing strategic financial advice to corporations globally. We offer a broad range of financial advisory services in regards to mergers and acquisitions, restructurings and corporate finance related matters. In addition, we raise capital for corporate clients through underwritings and private placements of debt and equity securities. Our investment banking business includes our restructuring business, comprised of 25 professionals. Investment banking net revenues increased from $1.5 million for the quarter ended September 30, 2007 to $9.7 million for the quarter ended June 30, 2009. Our acquisition of Gleacher closed on June 5, 2009. Gleacher’s operations had a nominal impact on our second quarter financial results.

•	Broadpoint DESCAP — Broadpoint DESCAP provides sales and trading on a wide range of mortgage and asset-backed securities, U.S. Treasury and government agency securities, structured products such as CLOs (collateralized loan obligations) and CDOs (collateralized debt obligations), whole loans, swaps, and other securities. We generate revenues from spreads and fees on trades executed on behalf of clients and from principal transactions executed to facilitate trades for clients. We have not incurred losses from exposure to subprime or “toxic” mortgage-backed securities. Broadpoint DESCAP net revenues increased from $3.1 million for the quarter ended September 30, 2007 to $38.3 million for the quarter ended June 30, 2009.

•	Debt Capital Markets — Our Debt Capital Markets team provides sales and trading of corporate debt securities, including bank debt, investment grade and high-yield debt, convertibles, distressed debt and preferred stock. A team of 12 desk analyst professionals provide quantitative and market-based analysis on various credit securities to generate trading ideas for the benefit of our institutional investor clients. The Debt Capital Markets team also provides execution services for new issue activities and liability management activities including open market repurchases, tender offers and exchange offers. We formed our Debt Capital Markets group during the first quarter of 2008. Since the second quarter of 2008, its first full quarter of operation, net revenues from this group have grown from $13.9 million to $36.1 million for the quarter ended June 30, 2009.

•	Equities — Our Equities group, operating through our Broadpoint AmTech broker-dealer subsidiary, provides research-driven sales and trading on equity securities and generates revenues through cash commissions on customer trades and hard-dollar fees for research and other services. Our 17 research professionals develop relationships with corporate management teams of issuers they cover and maintain networks of industry contacts to gain proprietary data points to support investment theses. They communicate their views via published research, in person and hosted meetings, conferences and other investor events. Net revenues for the Equities group increased from $2.1 million for the quarter ended September 30, 2007 to $5.8 million for the quarter ended June 30, 2009.

Recent Financial Results

On July 22, 2009, we announced our preliminary results for the three months ended June 30, 2009. In this quarter, we recorded total net revenues of $92.7 million, compared to $34.1 million in the comparable 2008 quarter. We recorded pre-tax income of $19.0 million in the three months ended June 30, 2009, compared to a pre-tax loss of $253,000 in the comparable 2008 quarter, while net income in the second quarter of 2009 was $16.1 million compared to a loss of $1.1 million in the year-ago quarter. Net income in the 2009 quarter includes a $6.0 million non-cash income tax benefit related to the acquisition of Gleacher Partners, Inc. on June 5, 2009. In the second quarter of 2009, we recorded net income per share — diluted of $0.18 compared to net loss per share — diluted of $0.02 in the corresponding quarter of 2008. Per share results in future quarters will be diluted by the full effect of new shares of common stock issued in our acquisition of Gleacher Partners and by the issuance of the shares in this offering. Our financial results for the second quarter of 2009 are preliminary in that they have not been subject to a quarterly review by our independent auditors, and therefore are subject to change. These results are not necessarily indicative of results that may be expected for future periods and this information should be read together with our consolidated financial statements incorporated by reference in this prospectus supplement. See also “Unaudited Summary Quarterly Financial Data.”

Industry

The investment banking industry has undergone rapid and radical change since the beginning of 2008. Many large investment banking firms have utilized access to inexpensive, short-term credit to expand beyond advice and securities distribution to a much more capital-intensive model, leveraging their balance sheets for the benefit of clients and for their own proprietary trading and investing. Following the market downturn and ensuing liquidity crisis in 2008, several banks and securities firms in the United States and elsewhere failed outright or were acquired by other financial institutions, often in distressed sales. A number of surviving large investment banks were forced to accept government assistance and with it government oversight and restrictions on compensation. We believe that morale among investment banking professionals deteriorated sharply, and many highly experienced professionals either resigned or were terminated as part of downsizings or closings of unproductive operations. We further believe that the lending and other “balance sheet renting” tactics that many large investment banks used have been greatly curtailed, and that legacy arrangements burden these firms with conflicts or the appearance of conflicts. We believe that these developments have created opportunities for competitors to penetrate long-held client relationships that have been disrupted by the financial crisis.

While the current recession has depressed initial public offering and mergers and acquisitions transaction volume, it has increased re-financing and recapitalization activities. We believe that the long-term demand for the intermediary and advisory functions of investment banking remains significant, with success largely dependent on hiring and retaining senior professionals with client relationships who are supported by product expertise and access to capital markets distribution and intelligence. We believe that many of these professionals will conclude that large firms will be institutionally slow to adapt to the recent disruptions in the market place and will be unable to offer reliable compensation programs, while the smaller, single-product or single-market firms will remain too narrowly focused to service their clients effectively. Many in this pool of talent would, we think, be attracted to a growing, profitable, full-service firm unencumbered by governmental restrictions on compensating revenue-generating professionals.

Our Competitive Strengths

•	Independent, Client-Focused Model — Broadpoint.Gleacher is an independent investment banking firm with experienced, senior professionals, strong client relationships and in-depth product knowledge. Our clients hire us for our creativity and effectiveness as an intermediary and advisor rather than for temporary use of our balance sheet. As a result, we are free from many of the conflicts that can arise at larger, diversified financial institutions.

•	Full Product Suite — We believe our clients are best served when they have access to expertise and execution capabilities across all of their potential advisory and capital markets needs. Our strategy of offering a broad range of products and services allows for more diversified revenue streams, provides greater financial stability and growth opportunities than single product, single-sector or regionally-focused strategies and helps us attract talent from investment banks employing these types of narrow strategies.

•	Fee-Based Revenues — We generate revenues through retainer and success-based fees for advisory services and transaction fees for execution and trading activities. In our restructuring business, we earn retainer fees over the life of an engagement. We believe this business model provides an opportunity for relatively low-risk, steady growth with low capital requirements.

•	Variable Cost Structure — Virtually all of our senior professionals work under a variable compensation system, which provides substantial rewards as revenues increase but does not generate significant compensation expense in the absence of revenues. We aggressively manage our non-compensation expenses in order to minimize fixed costs and provide the greatest possible operating leverage. For the quarter ended June 30, 2009, our non-compensation expenses were 11.0% of net revenues.

•	Well-Capitalized, Conservative Balance Sheet — In certain of our businesses, we facilitate the trading of our institutional clients by maintaining an inventory of securities financed by our clearing agents or through repurchase agreements. We generally position only agency securities which have little credit risk and are readily hedged with like-kind securities. As of June 30, 2009, 92% of our securities inventory was federal agency obligations, and our securities inventory was 3.5x our equity.

•	High Employee Productivity — We seek to direct a majority of our resources towards clients to generate high levels of employee productivity. Since September 2007, we have more than doubled our client-facing personnel, moving from an employee mix of nearly equal numbers of client-facing employees and support personnel to a ratio of nearly three-to-one client-facing employees to support personnel. As of the quarter ended June 30, 2009, our employees generated, on average, $1.4 million on an annualized basis. We ranked first in annualized net revenue per employee among similarly sized firms in our industry based on most recently reported results.

•	Employee Alignment with Shareholders — Our four principal operating divisions are managed by their original entrepreneur founders, who are industry veterans having operated stand-alone enterprises for years. Each of these divisions is managed separately for profitability. Revenues and expenses for transactions executed within more than one division are shared between divisions, and professionals are compensated based on amounts credited to their division. A portion of all compensation is paid in restricted stock. As of June 30, 2009, our employees owned 36% of our outstanding common stock.

Our Growth Strategy

We intend to build on our competitive strengths to expand our market share across all of our businesses, principally by:

•	Leveraging our existing corporate advisory relationships into additional fee-based business,

•	Leveraging our sales and trading distribution into broader firm relationships,

•	Hiring additional senior professionals,

•	Offering additional products and services,

•	Adding new industry verticals, and

•	Hiring or acquiring additional groups or firms.

Corporate Repositioning

Since 2007, we have substantially repositioned our business by raising capital, eliminating underperforming or non-strategic businesses, reducing costs and hiring or acquiring high-potential business units. Our quarterly net revenues and profits have grown significantly since the quarter ended September 30, 2007, when we closed on our recapitalization. Unlike many of our larger competitors, we have incurred no losses from subprime or “toxic” mortgage-backed securities and have not needed to participate in government “bail-out” programs. We believe that our corporate repositioning has not only established Broadpoint.Gleacher as one of the more broadly diversified securities firms capable of offering a complete product suite, but has also given us the platform to build a large-scale investment bank.

Risk Factors

Our business is subject to numerous risks, and you should carefully consider these risks before you invest in our stock. The difficult markets and economic conditions in the U.S. and elsewhere have, in the past, adversely affected and may, in the future, adversely affect our business and profitability. We have incurred losses in recent periods and we may incur additional losses in the future. Our ability to succeed and grow is dependent in part on our ability to recruit and retain high quality professionals, who are in high demand in our industry, and to compete successfully with other, larger firms for professionals and for business opportunities. We may not be able to do so. Our success and growth will also be impacted by our ability to successfully integrate our recent acquisitions, including the Gleacher transaction. In addition, we may suffer losses related to the securities positions we maintain in connection with our trading operations. We are a holding company and depend on dividends and other distributions from our subsidiaries to fund our obligations. Regulatory and other legal restrictions may limit our ability to transfer funds freely either to or from our subsidiaries. Our financial positions and results of operations as of June 30, 2009 and for the three months then ended are preliminary and subject to adjustment.

These risks and other risk factors are more fully described in the section entitled “Risk Factors” in this prospectus supplement. Additional risk factors and uncertainties not currently known to us or that we currently consider immaterial could also harm our business, operating results and financial condition.

Our Headquarters

Our executive offices are located at 12 East 49th Street, 31st Floor, New York, New York 10017, and our telephone number at that address is (212) 273-7100. We maintain a website at http://www.bpsg.com. Information contained on our website is not part of, and is not incorporated into, this prospectus supplement.

The Offering

Common stock offered by us	12 million shares (or 14 million shares if the underwriters’ over-allotment option is exercised in full)

Common stock offered by the selling shareholders	8 million shares (or 9 million shares if the underwriters’ over-allotment option is exercised in full)

Common stock outstanding after this offering	115,275,164 shares (or 117,275,164 million shares if the underwriters’ over-allotment option is exercised in full)

Use of proceeds	We intend to use the net proceeds to us from this offering for working capital, general corporate purposes, potential acquisitions and expansion of our business generally. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling shareholders.

NASDAQ Global Market symbol	“BPSG”

The number of shares of common stock outstanding after this offering is based on 103,275,164 shares outstanding as of June 30, 2009. Unless we specifically state otherwise, the information above and in this prospectus supplement excludes:

•	1,483,601 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2009, at a weighted average exercise price of $5.20 per share;

•	7,514,444 shares of common stock issuable upon exercise of options outstanding as of June 30, 2009, at a weighted average exercise price of $2.63 per share;

•	9,636,776 shares subject to issuance pursuant to restricted stock unit awards; and

•	19,436,960 shares reserved for future issuance under our 2007 Incentive Compensation Plan and our 2003 Non-Employee Directors Stock Plan.

Unless we specifically state otherwise, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase from us and MatlinPatterson FA Acquisition LLC (“MatlinPatterson”), one of the selling shareholders, up to an additional 3 million shares of common stock.

Unaudited Summary Quarterly Financial Data

The following table presents unaudited summary quarterly results of operations data for the six quarters ended June 30, 2009. In our opinion, the financial data in this table includes all adjustments, consisting only of normal and recurring adjustments, necessary to present a fair summary of the information included therein. Our financial position and results of operations as of June 30, 2009 and for the three months then ended are preliminary and subject to adjustment.

Our historical results are not necessarily indicative of the results of operations for future periods, and our results of operations for the aggregated six-months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2009. You should read the following quarterly financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our results of operations have been affected significantly by acquisitions and our commitment to the continued growth of core and acquired operations. Significant transactions during the periods presented below include the hiring of the Fixed Income Division of BNY Capital Markets, Inc., which created our Debt Capital Markets Division, in March 2008, and the acquisitions of American Technology Research Holdings, Inc., which we rebranded as Broadpoint AmTech, in October 2008 and Gleacher Partners, Inc., an internationally recognized advisory boutique, in June 2009.

	Unaudited
	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009
						(Preliminary)
	(In thousands, except per share data)

Summary Statement of Operations Data:
Net revenues:
Broadpoint DESCAP	$10,774	$10,621	$13,630	$15,891	$27,871	$38,319
Debt Capital Markets	3,860	13,920	15,324	26,237	32,699	36,054
Equities	1,824	2,094	827	6,230	6,107	5,758
Investment Banking	466	6,635	3,335	2,419	2,940	9,659
Other	419	810	(796)	(219)	943	2,955

Total net revenues	$17,343	$34,080	$32,320	$50,558	$70,560	$92,745

Pre-tax (loss) income	$(8,475)	$(253)	$(7,921)	$1,843	$9,336	$19,015
Net (loss) income	(9,243)	(1,095)	(8,838)	1,814	5,021	16,121	*
Net (loss) income per share — diluted	(0.15)	(0.02)	(0.13)	0.02	0.06	0.18	**
Summary Balance Sheet Data:
Total assets	$337,347	$384,303	$486,831	$694,271	$695,072	$870,971
Securities owned, at fair value	277,144	298,163	405,496	618,822	610,730	670,284
Mandatory redeemable preferred stock	—	24,071	24,129	24,187	24,245	24,303
Shareholders’ equity	93,984	95,611	89,945	98,290	106,556	192,171

*	The effective tax rate for the three months ended June 30, 2009 was 15.2%. This rate reflects a $5,991 non-cash income tax benefit related to the acquisition of Gleacher Partners. Excluding this benefit, the effective tax rate would have been 46.5%.

**	Per share results in future quarters will be diluted by the full effect of new shares of common stock issued in our acquisition of Gleacher Partners, Inc. and by the issuance of shares by us in this offering.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors described below in addition to the other information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. If any of the following risks actually occur, our financial condition or results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline and you might lose some or all of your investment. These risk factors are intended to highlight factors that may affect our business, financial condition and results of operations and are not meant to be an exhaustive discussion. Additional risks and uncertainties of which we are currently unaware or that we currently believe to be immaterial may also adversely affect us.

Company Risks

Difficult market conditions have adversely affected and may continue to adversely affect our business in many ways.  Our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the U.S. and elsewhere around the world. Difficult market and economic conditions and geopolitical uncertainties have in the past adversely affected and may in the future adversely affect our business and profitability in many ways. These conditions have materially and adversely changed over the prior twelve to eighteen months in unprecedented ways, characterized by substantial funding and liquidity pressures, substantial volatility, decreased values in nearly all asset classes, and a significant reduction in business, consumer and investor confidence. The U.S. and global economies have entered a deep recession. Many companies in a broad range of industries are in serious financial jeopardy due to decreased consumer spending, business activity and liquidity in the credit markets. These conditions have also changed the broader landscape of the financial services industry, causing several industry-leading institutions to fail or merge their businesses.

Despite the various initiatives and actions that the U.S. and other governments and banks have implemented since the financial deterioration began, asset values and consumer and investor confidence are still low and the liquidity crisis remains. These and other conditions could limit our access to funding as well as increase our cost of funding, and could limit our ability to engage in certain activities. These effects likely will continue until market conditions substantially improve.

Weakness in the equity and fixed income markets and diminished trading volume of securities could adversely impact our sales and trading business. As liquidity in the trading markets for debt securities has diminished, “spreads,” or the difference between the bid and ask prices for a security, have widened, creating the opportunity for higher margins per trade. This widening of spreads has been one source of revenue growth for us, and if spreads narrow, our revenues could be adversely affected. In addition, continued industry-wide declines in the size and number of underwritings and mergers and acquisitions also would likely have an adverse effect on our revenues, our growth and prospects. In addition, reductions in the trading prices for equity securities also tend to reduce the dollar value of investment banking transactions, such as underwriting and mergers and acquisitions transactions, which in turn may reduce the fees we earn from these transactions. Our revenues would likely decline in those circumstances and, if we were unable to reduce expenses at the same pace, our profit margin would erode. In addition, in the event of extreme market events, such as a recurrence of the global credit crisis, we could incur substantial risk of loss due to market volatility.

Our business is also significantly affected by interest rates, which can change suddenly and unexpectedly. For example, a significant increase in interest rates would result in a decrease in the level of customer activity, increase our cost of funding, likely would decrease new issues in the debt capital markets and create a business environment in which M&A activity decreases. Any of these results would increase our costs or decrease our revenues.

We have incurred losses in recent periods and may incur losses in the future.  We have incurred losses in recent periods. We recorded a net loss of $17.4 million for the year ended December 31, 2008, a net loss of $19.5 million for the year ended December 31, 2007 and a net loss of $44.0 million for the year ended December 31, 2006. In recent years, we have experienced declines in revenues generated by certain of our key segments, including Equities and Other. We may incur losses and further declines in revenue in future periods. While we recorded net income for each of our last three fiscal quarters, we may not be able to maintain profitability. In addition, our financial results for the quarter ended June 30, 2009 are preliminary and subject to change. If we incur additional losses and are unable to raise funds to finance those losses, our liquidity and ability to operate would be adversely affected.

Our recent improvements in financial results may not be representative of future results.  We have engaged in a restructuring of our business over the last eighteen months. In the past three fiscal quarters, we have experienced significant improvements in our operating results. These improvements, we believe, have resulted from a combination of our restructuring efforts and market conditions favorable to our realigned business operations. We may not be able to maintain these profitable results, either because we fail to adequately capitalize on market conditions or because market conditions become adverse to our business model.

We may be unable to fully capture the expected value from acquisitions and investments and personnel.  We currently expect to grow through acquisitions and through strategic investments, as well as through internal expansion. To the extent we make acquisitions or enter into combinations, we face numerous risks and uncertainties combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with clients and business partners. In addition, acquisitions may involve the issuance of additional shares of our common stock, which may dilute our shareholders’ ownership of our firm, or the use of cash or borrowing capacity, which may impact our funding and liquidity following the acquisition. Furthermore, acquisitions could entail a number of risks, including problems with the effective integration of operations, inability to maintain key pre-acquisition business relationships, increased operating costs, exposure to unanticipated liabilities and difficulties in realizing projected efficiencies, synergies and cost savings. For instance, we recently closed our acquisition of Gleacher Partners, Inc., and we believe that the completion of this merger will confer substantial benefits on us. However, Gleacher Partners has only been a part of our organization for a short period of time and we may not obtain the anticipated benefits. We may not be able to integrate successfully with Gleacher Partners, any of our other recent acquisitions or any businesses we acquire in the future. Further, we may not be able to derive the benefits anticipated from these acquisitions, including the growth opportunities anticipated to be derived from the Gleacher Partners merger. If we are not able to integrate successfully our past and future acquisitions, there is a risk that our results of operations may be materially and adversely affected. Also, expansions or acquisitions divert our management’s attention from our other operations.

In connection with acquisitions, we have recorded a significant amount of goodwill and intangible assets. At June 30, 2009, intangibles and goodwill represented $127.4 million. If the acquired businesses do not perform as expected, we may need to record impairment charges against these intangible assets, which would reduce net income, possibly materially.

Our ability to hire and retain our senior professionals is critical to the success of our business.  In order to operate our business successfully, we rely heavily on our senior professionals. Their personal reputation, judgment, business generation capabilities and project execution skills are a critical element in obtaining and executing client engagements. In particular, Eric J. Gleacher, our Chairman of the Board of Directors, Lee Fensterstock, our Chief Executive Officer, and Peter J. McNierney, our President and Chief Operating Officer, make important contributions to our business, both as to management and business-generation. Also, like others in this industry, we have key professionals responsible for a disproportionate portion of our clients and business. Any loss of professionals, particularly key senior professionals or groups of related professionals, could impair our ability to secure or successfully complete engagements, materially and adversely affect our revenues and make it more difficult to operate profitably. We encounter intense competition for qualified employees from other companies in the investment banking industry as well as from businesses outside the investment banking industry, such as hedge funds, private equity funds and venture capital funds. In the past, we have lost investment banking, brokerage, research, and senior professionals. We could lose more in the future. In the future, we may need to hire additional personnel. At that time, there could be a shortage of qualified personnel who we could hire. This could hinder our ability to expand or cause a backlog in our ability to conduct our business, including the handling of investment banking transactions and the processing of brokerage orders. These personnel challenges could harm our business, financial condition and operating results.

Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.  Liquidity, or ready access to funds, is essential to financial services firms. Failures of financial institutions have often been attributable in large part to insufficient liquidity, such as that experienced recently and persisting in the U.S. and global economy. Liquidity is of particular importance to our trading business, and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in brokerage transactions with us. Our liquidity has been impaired by the current widening of credit spreads and significant decline in availability of credit, and could be further impaired due to other circumstances that we may be unable to control, such as a general market disruption, negative views about the financial services industry generally or an operational problem that affects our trading clients, third parties or us. We rely on cash and assets that have historically been readily convertible into cash, such as our securities held in inventory, to finance our operations generally and to maintain our margin requirements, particularly with our clearing firms, Ridge Clearing Outsource Solutions, Inc., JP Morgan Clearing Corp., and Pershing LLC. Our ability to continue to access these and other forms of capital could be impaired due to circumstances beyond our control, such as a dramatic change in the value of our collateral, the willingness or ability of lenders to provide credit, and market disruptions or dislocations, generally. Any such events could have a material adverse effect on our ability to fund our operations and operate our business.

In order to obtain funding to grow our business or fund operations in the event of continuing losses, we may seek to raise capital through issuance and sale of our common stock or the incurrence of additional debt. The sale of equity, or securities convertible into equity, would result in dilution to our shareholders. The incurrence of debt may subject us to covenants restricting our business activities. Additional funding may not be available to us on acceptable terms, or at all.

Our venture capital business and investment portfolio may also create liquidity risk due to increased levels of investments in high-risk, illiquid assets. We have made substantial principal investments in our private equity funds and may make additional investments in future funds, which are typically made in securities that are not publicly traded. At December 31, 2008, $15.4 million of our total assets consisted of relatively illiquid private equity investments (see Note 7 of our consolidated financial statements incorporated by reference in this prospectus supplement). There is a risk that we may be unable to realize our investment objectives by sale or other disposition at attractive prices or may otherwise be unable to complete any exit strategy. In particular, these risks could arise from changes in the financial condition or prospects of the portfolio companies in which investments are made, changes in national or international economic conditions or changes in laws, regulations, fiscal policies or political conditions of countries in which investments are made. It takes a substantial period of time to identify attractive investment opportunities and then to realize the cash value of our investments through resale. Even if a private equity investment proves to be profitable, it may be several years or longer before any profits can be realized in cash.

Regulatory capital requirements may impede our ability to conduct our business.  Broadpoint Capital, Broadpoint AmTech and Gleacher Partners, our broker-dealer subsidiaries, are subject to the net capital requirements of the SEC and various self-regulatory organizations of which they are members. These requirements typically specify the minimum level of net capital a broker-dealer must maintain. Any failure to comply with these net capital requirements could impair our ability to conduct our core business as a brokerage firm.

Pricing and other competitive pressures may impair the revenues and profitability of our brokerage business.  In recent years, we have experienced significant pricing pressures on trading margins and commissions in debt and equity trading. In the fixed income markets, regulatory requirements have resulted in greater price transparency, leading to increased price competition and decreased trading margins. In the equity markets, we have experienced increased pricing pressure from institutional clients to reduce commissions, and this pressure has been augmented by the increased use of electronic, algorithmic and direct market access trading, which has created additional downward pressure on trading margins. The trend toward using alternative trading systems is continuing to grow, which may result in decreased commission and trading revenue, reduce our participation in the trading markets and our ability to access market information, and lead to the creation of new and stronger competitors. As a result of pressure from institutional clients to alter “soft dollar” practices and SEC rulemaking in the soft dollar area, some institutions are entering into arrangements that separate (or “unbundle”) payments for research products or services from sales commissions. These arrangements, both in the form of lower commission rates and commission sharing agreements, have increased the competitive pressures on sales commissions and have affected the value our clients place on high-quality research. Additional pressure on sales and trading revenue may impair the profitability of our brokerage business. Moreover, our inability to reach an agreement regarding the terms of unbundling arrangements with institutional clients who are actively seeking such arrangements could result in the loss of those clients, which would likely reduce our institutional commissions. We believe that pricing pressures in these and other areas will continue as institutional investors continue to reduce the amounts they are willing to pay, including reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions or margins. Additionally, in 2008 several prominent financial institutions consolidated, merged or received substantial government assistance. Such events could result in our competitors gaining greater capital and other resources, or seeking to obtain market share by reducing fees, commissions or margins.

Certain of our businesses focus principally on specific sectors of the economy, and deterioration in the business environment in these sectors generally or decline in the market for securities of companies within these sectors could materially and adversely affect our business.   For example, our equities business focuses principally on the Technology, Aerospace, Defense and Clean Tech sectors. Volatility in the business environment in these sectors, or in the market for securities of companies within these sectors, could substantially affect our financial results and the market value of our common stock. The market for securities in each of our target sectors may also be subject to industry-specific risks. Underwriting transactions, strategic advisory engagements and trading activities in our target sectors represent a significant portion of our business. This concentration exposes us to the risk of substantial declines in revenues in the event of downturns in these sectors of the economy. Any future downturns in our target sectors could materially and adversely affect our business and results of operations.

Markets have and may continue to experience periods of high volatility.  Financial markets are susceptible to unanticipated, severe and rapid depreciation in asset values accompanied by a reduction in asset liquidity, such as the asset price deterioration in the subprime residential mortgage market. Higher interest rates during the first half of 2007 continuing through 2008, falling property prices through this period and a significant increase in the number of subprime mortgages originated in 2005 and 2006 contributed to dramatic increases in mortgage delinquencies and defaults in 2007 and 2008 and led to delinquencies among higher-risk, or subprime, borrowers in the United States. The widespread dispersion of credit risk related to mortgage delinquencies and defaults, through the securitization of mortgage-backed securities, sales of collateralized debt obligations and the creation of structured investment vehicles, and the broad range of unregulated derivative products, caused banks to reduce their loans to each other or make them at higher interest rates. During the second half of 2007 and 2008, the economic impact of these problems spread and led to the most significant disruption of the financial markets since the Great Depression, and ultimately what amounted to a complete shutdown of the credit markets. Counterparties and other financial institutions failed in unprecedented fashion. It is impossible to predict the long-term impact of this financial disruption, or whether it will persist or recur, or to predict the extent to which our markets, products and businesses will be adversely affected. As a result, these conditions could adversely affect our financial condition and results of operations.

Increase in capital commitments in our trading, underwriting and other businesses increases the potential for significant losses.  Until the onset of the recent financial disruption, the trend in capital markets had been toward larger and more frequent commitments of capital by financial services firms in many of their activities. For example, in order to win business, investment banks increasingly committed to purchase large blocks of stock of publicly-traded issuers, instead of employing the more traditional marketed underwriting process, in which marketing was typically completed before an investment bank committed to purchase securities for resale. We believe that the wide-spread capital impairment of investment banks resulting from the financial dislocations experienced recently could reverse this trend. However, we cannot predict with certainty how the industry will evolve or the extent to which investment banks will continue to use their own capital as a competitive tool in winning business. As a result, we may be forced to commit greater amounts of capital to facilitate primarily client-driven business.

Our principal trading and investments expose us to risk of loss.  To facilitate client-trading activities, we maintain securities trading positions in our DESCAP business. For example, if one of our clients is seeking to acquire a significant position in a particular security, we may accumulate a position in that security prior to selling it to the client. Conversely, we may purchase a block of securities from a client before we have located purchasers for the entire block. We seek to minimize market risk associated with these positions, by trading out of them as quickly as possible and/or through hedging strategies. Certain positions, however, may be held by us for longer periods of time while we are seeking buyers for those positions, thereby exposing us to greater risk of loss.

We may incur significant losses from these positions due to market fluctuations and volatility. For example, to the extent that we own securities, a downturn in the value of those securities would result in losses from a decline in value. Conversely, to the extent that we have sold securities we do not own, an upturn in value could expose us to potentially unlimited losses as we attempt to acquire the securities in a rising market. In addition, we may engage in hedging transactions and strategies that may not adequately mitigate losses in our principal positions. If the transactions and strategies are not successful, we could suffer significant losses. Moreover, taking such positions in times of significant volatility can lead to significant unrealized losses, which further impact our ability to borrow to finance such activities. The unprecedented volatility of the markets recently for both fixed income and equity securities, in combination with the credit crisis, caused several well established investment banks to fail or come close to failing. If these conditions continue, our business, financial condition and results of operations could be adversely affected.

Our financial results may fluctuate substantially from period to period, which may impact our stock price.  We have experienced, and expect to experience in the future, significant periodic variations in our revenues and results of operations. These variations may be attributed in part to trading related losses and the fact that our investment banking revenues are typically earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. As a result, our business is highly dependent on market conditions and the interest in the market for the products and services we trade and offer, as well as the decisions and actions of our clients and interested third parties. This risk may be intensified by focusing on companies in specific industries or sectors. For example, our Broadpoint AmTech broker-dealer focuses on companies in the technology, aerospace and defense, and clean tech sectors. Concentrating in a specific sector or industry exposes us to volatility in that area that may not affect the broader markets. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual and quarterly reports included and incorporated by reference in this prospectus supplement. In addition, our results of operations experience some seasonality, with the third quarter typically being less robust than other quarters, most likely because of a general business activity slow-down in July and August of each year.

We face strong competition from larger firms.  The brokerage and investment banking industries are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including client relationships, reputation, the abilities of our professionals, market focus and the relative quality and price of our services and products. We have experienced intense price competition in some of our businesses, particularly discounts in large block trades and trading commissions and spreads. In addition, pricing and other competitive pressures in investment banking, including the trends toward multiple bookrunners, co-managers and multiple financial advisors handling transactions, have continued and could adversely affect our revenues. We believe we may experience competitive pressures in these and other areas in the future, as some of our competitors seek to obtain market share by competing on the basis of price.

Many of our competitors in the brokerage and investment banking industries have a broader range of products and services, greater financial and marketing resources, larger client bases, greater name recognition, more professionals to serve their clients’ needs, greater global reach and more established relationships with clients than we have. These larger and better-capitalized competitors may be better able to respond to changes in the brokerage and investment banking industries, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally.

The scale of our competitors has increased in recent years as a result of substantial consolidation among companies in the brokerage and investment banking industries. In addition, a number of large commercial banks and other broad-based financial services firms have established or acquired underwriting or financial advisory practices and broker-dealers or have merged with other financial institutions. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support investment banking with commercial banking, insurance and other financial services in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses. For example, many of our larger competitors have in the past provided “bridge” lending and equity participation and otherwise committed their own capital to facilitate transactions. The ability to provide financing had become, prior to the financial crisis, an important advantage for some of our larger competitors, and if this trend continues it would adversely affect us competitively because we do not provide such financing. Additionally, these broader, more robust investment banking and financial services platforms may be more appealing to investment banking professionals than our business, making it more difficult for us to attract new employees and retain those we have.

If we are unable to compete effectively in our markets, our business, financial condition and results of operations will be adversely affected.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk.  Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our risk hedging strategies also expose us to the risk that counterparties that owe us money, securities or other assets will not perform on their obligations. These counterparties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, breach of contract or other reasons. In 2008, an unprecedented number of counterparties defaulted on obligations in the financial services community, although we suffered no losses from counterparty defaults. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. Although we regularly review credit exposures to specific clients and counterparties and to specific industries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. If any of the variety of instruments, processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses.

Our operations and infrastructure may malfunction or fail.  Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across diverse markets, and the transactions we process have become increasingly complex. Our financial, accounting or other data processing systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

We also face the risk of operational failure or termination of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to execute transactions and to manage our exposure to risk.

In addition, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with which we conduct business, whether due to fire, other natural disaster, power or communications failure, act of terrorism or war or otherwise. Nearly all of our employees in our primary locations, including Greenwich, CT, New York City, NY, and Roseland, NJ, work in close proximity to each other. If a disruption occurs in one location and our employees in that location are unable to communicate with or travel to other locations, our ability to service and interact with our clients may suffer and we may not be able to implement successfully contingency plans that depend on communication or travel.

Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this could potentially jeopardize our, our clients’ or our counterparties’ confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients’, our counterparties’ or third parties’ operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

To be successful, we must profitably expand our business operations. We face numerous risks and uncertainties as we seek to expand.  We seek growth in our business primarily from internal expansion and through acquisitions. If we are successful in expanding our business, there can be no assurance that our financial controls, the level and knowledge of our personnel, our operational abilities, our legal and compliance controls, our risk management procedures and our other corporate support systems will be adequate to manage our business and our growth. The ineffectiveness of any of these controls or systems could adversely affect our business and prospects.

Financial services firms have been subject to increased scrutiny and enforcement activity over the last several years, increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions.  The financial services industry has experienced increased scrutiny and enforcement activity from a variety of regulators, including the SEC, the Financial Industry Regulatory Authority, or FINRA, (formerly NASD), NASDAQ, the state securities commission and state attorneys general. Penalties and fines sought by regulatory authorities have increased substantially over the last several years. This regulatory environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the U.S. Congress, the SEC, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Among other things, we could be fined, prohibited from engaging in some of our business activities or subject to limitations or conditions on our business activities. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

Our Broadpoint Capital broker-dealer subsidiary is currently subject to a routine audit by FINRA. If FINRA notes significant deficiencies in our compliance status, we may incur fines or other censure.

On June 17, 2009, President Obama released draft legislation providing for a comprehensive restructuring of the regulation of financial services firms. Legislators have introduced other draft legislation that will affect the securities industry, including Senators Charles Schumer and Maria Cantwell who have introduced the Shareholders’ Bill of Rights Act of 2009. While it is too soon to predict whether this legislation will be adopted, or, if adopted, in what form, this or other legislation could substantially change the way in which we operate, perhaps materially and adversely.

In addition, financial services firms are subject to numerous conflicts or perceived conflicts of interests. The SEC and other federal and state regulators have increased their scrutiny of potential conflicts of interest. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly seek to review and update our policies, controls and procedures. However, appropriately dealing with conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with conflicts of interest. Our policies and procedures to address conflicts may also result in increased costs, additional operational personnel and increased regulatory risk. Failure to adhere to these policies and procedures may result in regulatory sanctions or client litigation.

Extensive regulation of public companies in the U.S. could reduce our revenue and otherwise adversely affect our business.  Highly-publicized financial scandals in past years have led to investor concerns over the integrity of the U.S. financial markets, and have prompted Congress, the SEC, the NYSE and NASDAQ to significantly expand corporate governance, internal control over financial reporting and public disclosure requirements. The current crisis is likely to lead to more regulation of both public companies and the financial services industry. To the extent that private companies, in order to avoid becoming subject to these requirements, decide to forgo initial public offerings, or list their securities instead on non-U.S. securities exchanges, our equity underwriting business may be adversely affected. In addition, any new corporate governance rules may divert a company’s attention away from capital market transactions, including securities offerings and acquisition and disposition transactions. These factors, in addition to adopted or proposed accounting and disclosure changes, may have an adverse effect on our business. In addition, we could be directly impacted, as a public company, by such changes or developments.

Our business is subject to significant credit risk, and the financial difficulty of another prominent financial institution could adversely affect financial markets.  In the normal course of our businesses, we are involved in the execution and settlement of various customer transactions and financing of various principal securities transactions. These activities are transacted on a cash, margin or delivery-versus-payment basis and are subject to the risk of counterparty or customer nonperformance. Although transactions are generally collateralized by the underlying security or other securities, we still face the risks associated with changes in the market value of securities that we may be obligated to purchase or have purchased in principal or riskless principal trades where a counterparty or customer fails to perform. During the recent unprecedented volatility of the financial markets, this risk greatly increased. We may also incur credit risk in our derivative transactions to the extent such transactions result in uncollateralized credit exposure to our counterparties. We seek to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily.

In addition, the creditworthiness and financial well-being of many financial institutions may be interdependent because of credit, trading, clearing or other relationships between the institutions. The financial difficulty of one company, therefore, could result in further market illiquidity or financial difficulties with other institutions and may adversely affect the clearing agencies, clearing houses, banks, exchanges and other intermediaries with which we conduct business. Such events, therefore, could adversely impact our business.

Our business and results of operations could be adversely affected by governmental fiscal and monetary policies.  Our cost of funds for lending, investment activities and capital raising are affected by the fiscal and monetary policies of the U.S. and foreign governmental and banking authorities, changes to which are not wholly predictable or within our control. Such changes may also affect the value of the securities we hold.

Our exposure to legal liability is significant, and damages that we may be required to pay and the reputational harm that could result from legal action against us could materially adversely affect our businesses.  We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. We have in the past and are currently subject to a variety of litigation arising from our business, most of which we consider to be routine. Risks in our business include potential liability under securities or other laws for materially false or misleading statements made in connection with securities offerings and other transactions, potential liability for “fairness opinions” and other advice we provide to participants in strategic transactions and disputes over the terms and conditions of trading arrangements. We are also subject to claims arising from disputes with employees for alleged discrimination or harassment, among other things. These risks often may be difficult to assess or quantify, and their existence and magnitude often remain unknown for substantial periods of time.

As a brokerage and investment banking firm, we depend to a large extent on our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses. Moreover, our role as underwriter to our clients on important underwritings or as advisor for mergers and acquisitions and other transactions involves complex analysis and the exercise of professional judgment, including rendering “fairness opinions” in connection with mergers and other transactions. Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties, including shareholders of our clients who could bring securities class action lawsuits against us. Our investment banking engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our results of operations or cause significant reputational harm to us, which could seriously harm our business and prospects.

We are subject to claims and litigations in the ordinary course of our business. For information regarding certain pending claims, see “Business — Legal Proceedings.”

Employee misconduct could harm us and is difficult to detect and deter.  There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur at our company. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases. We may suffer significant reputational harm for any misconduct by our employees.

Our businesses could be adversely affected by market uncertainty or lack of confidence among customers and investors due to difficult geopolitical or market conditions.  Our investment banking business has been and may continue to be adversely affected by market conditions. Unfavorable economic or geopolitical conditions have and may continue to adversely affect customer and investor confidence, resulting in a substantial industry-wide decline in underwritings and financial advisory transactions. Additionally, market uncertainty and unfavorable economic conditions may result in fewer institutional clients with lesser amounts of assets to trade. In each case this could have an adverse effect on our revenues and profits. Additionally, unfavorable returns on investment, whether due to general adverse market conditions or otherwise, could adversely affect our ability to retain clients and attract new clients.

The impact of the current market and regulatory environment on trading customers may adversely affect our sales and trading commission revenues.  A large number of our institutional investor sales and trading customers are also financial institutions, including hedge funds, banks, insurance companies and institutional money managers. The majority of transactions conducted with us relate to financial services companies. The current market environment may cause some of these companies to curtail their investment activities or even cease to do business, which may reduce our commissions. For example, a number of hedge funds have recently been experiencing significant investor requests to withdraw funds in addition to having to curtail certain investing activities as a result of regulatory limitations on short selling. Several hedge fund customers have announced their intention to close.

Risks Related to this Offering and to Ownership of Our Common Stock

Provisions of our Certificate of Incorporation and Bylaws, agreements to which we are a party, regulations to which we are subject and provisions of our equity incentive plans could delay or prevent a change in control of our company and entrench current management.  Our Board of Directors may, if it deems it advisable, take actions that have the effect of deterring a takeover or other offer for our securities.

Any such actions, together with provisions of our Certificate of Incorporation and Bylaws, as well as New York law, could make more difficult efforts by shareholders to change our Board of Directors or management.

Our Certificate of Incorporation and Bylaws provide:

•	for the classification of our Board of Directors into three classes, with staggered terms such that only approximately one-third of our directors are elected each year;

•	for limitations on the personal liability of our directors to the Company and to our shareholders to the fullest extent permitted by law, which may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care;

•	that special meetings of shareholders can be called only by our President and Chief Executive Officer or by resolution of the Board of Directors and do not provide our shareholders with the right to call a special meeting or to require the Board of Directors to call a special meeting; and

•	that subject to rights of any series of preferred stock or any other series or class of stock set forth in our Certificate of Incorporation, any vacancy on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause or newly created directorships, may be filled only by the affirmative vote of a majority of the remaining directors, and a director can be removed from office without cause only by a majority vote of the Board of Directors or by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class.

In addition, our brokerage businesses are heavily regulated, and some of our regulators require that they approve transactions which could result in a change of control, as defined by the then-applicable rules of our regulators. The requirement that this approval be obtained may prevent or delay transactions that would result in a change of control.

The market price of our common stock may fluctuate in the future.  The market price of our common stock has fluctuated in the past and may fluctuate in the future depending upon many factors, including our results of operations and perceived prospects and the prospects of the financial marketplaces in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, seasonality, changes in general valuations for companies in our business segment, changes in general economic or market conditions and broad market fluctuations.

Future sales or anticipated future sales of our common stock in the public market, by us, by MatlinPatterson or by others, could cause our stock price to decline.  Except as described in the section entitled “Underwriting,” we are not restricted from issuing additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or securities convertible into or exchangeable for common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock, including purchasers of common stock in this offering. Holders of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series, and therefore, such sales or offerings could result in increased dilution to our shareholders. The market price of our common stock could decline as a result of sales of, or an expectation of sales of, shares of our common stock or securities convertible into or exchangeable for common stock made after this offering or in anticipation of such sales.

In addition, the sale or anticipated future sale of a significant number of shares of our common stock in the open market by MatlinPatterson or others, whether pursuant to a resale prospectus or pursuant to Rule 144, promulgated under the Securities Act, may also have a material adverse effect on the market price of our common stock. Any such decline in our stock price could impair our ability to raise capital in the future through the sale of additional equity securities at a price we deem appropriate.

We have granted to several of our significant shareholders and certain others rights with respect to registration under the Securities Act of the offer and sale of our common stock. These rights include both “demand” rights, which require us to file a registration statement if asked by such holders, as well as incidental, or “piggyback,” rights granting the right to such holders to be included in a registration statement filed by us. As of June 30, 2009, there are approximately 52,123,000 shares of our common stock to which these rights pertain. In April 2008, the SEC declared effective a resale registration statement with respect to 7,058,824 of these shares. We also have filed, and the SEC has declared effective, a “shelf” registration statement, of which this prospectus forms a part, pursuant to which we can offer and sell $100 million of our common stock (inclusive of the shares offered hereby). These sales might impact the liquidity of our common stock and might have a dilutive effect on existing shareholders, making it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We are a holding company and depend on payments from our subsidiaries.  We depend on dividends, distributions and other payments from our subsidiaries to fund our obligations. Regulatory and other legal restrictions may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, our broker-dealer subsidiaries are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations. In addition, because our interests in the firm’s subsidiaries consist of equity interests, our rights may be subordinated to the claims of the creditors of these subsidiaries.

We do not expect to pay any dividends for the foreseeable future.  We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. We expect to retain all future earnings, if any, for investment in our business.

We have broad discretion over the use of the net proceeds to us from this offering.  We have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our Board of Directors and our management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for working capital, general corporate purposes, potential acquisitions and expansion of our business generally, we have not allocated these net proceeds for specific purposes. In addition, we may not be successful in investing the net proceeds from this offering to yield a favorable return. For more information, see “Use of Proceeds.”

Because MatlinPatterson FA Acquisition LLC, a Delaware limited liability company (“MatlinPatterson”) and Eric J. Gleacher, the Chairman of our Board of Directors, each controls a significant percentage of the voting power of our common stock, they can exert significant influence over the Company.  As of June 30, 2009, MatlinPatterson controlled approximately 42% of the voting power of our common stock and Eric J. Gleacher controlled approximately 14% of the voting power of our common stock. Either MatlinPatterson or Mr. Gleacher, acting alone, can exert significant influence over corporate actions requiring shareholder approval. As a result, it may be difficult for other investors to affect the outcome of any shareholder vote.

In addition, MatlinPatterson and Mr. Gleacher together beneficially own more than 50% of the outstanding shares of our common stock. Should they choose to act together, MatlinPatterson and Mr. Gleacher will be able to direct the election of all of the members of our Board of Directors and determine the outcome of most matters submitted to a vote of our shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional shares of common stock or other equity securities and the payment of dividends on common stock. Furthermore, should MatlinPatterson and Mr. Gleacher choose to act together, they would have the power to prevent or cause a change in control, and could take other actions that might be favorable to them but not to our other shareholders.

We are no longer a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As a result, we are subject to all of the NASDAQ corporate governance requirements and we may be delisted if we fail to comply.  From our recapitalization in 2007 until June 2009, we operated as a “controlled company,” which allowed us to elect to not comply with certain NASDAQ corporate governance requirements, including requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees be selected or recommended by a majority of the independent directors or by a nominating committee composed solely of independent directors. Following the consummation of the Gleacher transaction on June 5, 2009, MatlinPatterson owned less than 50% of the voting power of our common stock, and therefore we ceased to be a “controlled company” within the meaning of the rules. In order to comply with the NASDAQ corporate governance rules, we have appointed independent directors to our committees. Currently, our Audit Committee and Directors and Corporate Governance Committee are composed entirely of independent directors, and our Executive Compensation Committee is composed of a majority of independent directors. In addition, we plan to take the following actions:

•	One year after the closing of the Gleacher transaction, the Executive Compensation Committee will be composed entirely of independent directors; and

•	One year after the closing of the Gleacher transaction, the majority of our Board of Directors will be composed of independent directors.

We are actively working to be in compliance with the NASDAQ requirements by the required phase-in date, but have not yet achieved that status. If we violate the NASDAQ requirements, we may be delisted.

Use of Proceeds

We estimate that our net proceeds from the sale of our common stock in this offering, based on an assumed offering price of $6.56 per share (the last reported sales price of our common stock on July 21, 2009), after deducting offering expenses and the underwriting discounts payable by us, will be approximately $73.1 million ($85.5 million if the underwriters exercise in full their over-allotment option to purchase additional shares from us).

We intend to use the net proceeds to us from this offering for working capital, general corporate purposes, potential acquisitions and expansion of our business generally.

A $1.00 increase (decrease) in the public offering price per share would increase (decrease) the expected net proceeds to us (after deducting underwriting discounts and estimated offering expenses payable by us) by approximately $11.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same. Based on market conditions and other factors, we may increase or decrease the number of shares we are offering and the selling shareholders may do the same. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the expected net proceeds to us from this offering by approximately $6.2 million, assuming the offering price per share remains the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering.

The amount and timing of our expenditures will depend upon numerous factors, including cash flows from operations, capital requirements, acquisitions and the anticipated growth of our business. We will retain broad discretion in the allocation and use of our net proceeds. Pending specific application of the net proceeds to us, we currently plan to invest the net proceeds in short-term, investment grade, interest bearing securities.

We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling shareholders.

Price Range of Common Stock

Our common stock is listed on The NASDAQ Global Market under the symbol “BPSG.” On July 21, 2009, the last reported sale price per share of our common stock was $6.56. At the close of business on May 5, 2009, there were 2,654 common shareholders of record. The table below sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported by The NASDAQ Global Market.

	High	Low

Year Ended December 31, 2007
First Quarter	$2.46	$1.42
Second Quarter	1.96	1.51
Third Quarter	1.81	1.22
Fourth Quarter	1.74	0.99
Year Ended December 31, 2008
First Quarter	1.90	1.00
Second Quarter	2.69	1.75
Third Quarter	3.54	1.90
Fourth Quarter	3.26	1.53
Year Ending December 31, 2009
First Quarter	3.37	1.98
Second Quarter	6.00	3.20
Third Quarter (through July 21)	6.88	5.15

Dividend Policy

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently expect to retain all future earnings, if any, for development of our business. Any declarations and payment of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our earnings, financial conditions, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other considerations that our Board of Directors deems relevant. The Board’s ability to declare a dividend is also subject to limits imposed by New York Business Corporation Law. In addition, we are prohibited from paying any dividend, other than dividends payable to the holders of our Series B Preferred Stock, the Company or any of our subsidiaries, without first obtaining the vote or written consent of a majority in interest of the then outstanding shares of our Series B Preferred Stock.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization at March 31, 2009:

•	on an actual basis; and

•	on an as adjusted basis giving effect to the completion of this offering.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto, which are incorporated by reference in this prospectus supplement and accompanying prospectus.

	As of March 31, 2009
	Actual	As Adjusted(1)
	(In thousands, except share data)

Cash and cash equivalents	$5,872	$79,012

Mandatory redeemable preferred stock	$24,245	$24,245

Stockholders’ equity:
Common stock, $.01 par value; 100,000,000 shares authorized; 81,556,246 shares issued and 80,740,909 shares outstanding, actual; and 93,556,246 shares issued and 92,740,909 shares outstanding, as adjusted	815	935
Additional paid-in capital	238,893	311,913
Deferred compensation	954	954
Accumulated deficit	(133,041)	(133,041)
Treasury stock, at cost (815,337 shares)	(1,065)	(1,065)

Total stockholders’ equity	106,556	179,696

Total capitalization	$130,801	$203,941

(1)	We have assumed that our net proceeds from this offering will be approximately $73.1 million, based on an assumed public offering price of $6.56 per share, and after deducting underwriting discounts and estimated offering expenses payable by us.

The number of shares of common stock outstanding reflected in the table above excludes:

•	1,483,601 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2009, at a weighted average exercise price of $5.20 per share;

•	7,472,122 shares of common stock issuable upon exercise of options outstanding as of March 31, 2009, at a weighted average exercise price of $2.63 per share;

•	7,427,241 shares reserved for future issuance under our 2007 Incentive Compensation Plan and our 2003 Non-Employee Directors Stock Plan; and

•	8,206,776 shares subject to issuance pursuant to restricted stock unit awards.

In addition, subsequent to March 31, 2009, we completed the Gleacher acquisition, which involved the issuance of approximately 23 million shares of our common stock, a cash payment at closing of $10 million and an additional cash payment of $10 million to be made post closing. We also increased our authorized common stock to 200 million shares in June 2009 in connection with our Annual Meeting of Shareholders.

Each $1.00 increase (decrease) in the assumed public offering price of $6.56 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $11.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. Based on market conditions and other factors, we may also increase or decrease the number of shares we are offering and the selling shareholders may do the same. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $6.2 million. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Dilution

Our net tangible book value as of March 31, 2009 was $74.4 million, or $0.92 per share. Net tangible book value is total tangible assets less total liabilities. Net tangible book value per share is determined by dividing our net tangible book value by the number of shares of our common stock outstanding. Without taking into account any changes in our net tangible book value after March 31, 2009, other than to give effect to the issuance and sale of the 12 million shares of our common stock offered by us pursuant to this prospectus supplement and the accompanying prospectus, our as adjusted net tangible book value at March 31, 2009 would have been $147.5 million, or $1.59 per share, assuming a public offering price of $6.56 per share and after deducting underwriting discounts and estimated offering expenses payable by us. This represents an immediate increase in net tangible book value per share of $0.67 to our existing shareholders as a result of this offering and an immediate dilution of $4.97 per share to new investors in this offering. “Dilution” is the difference between the price per share paid in this offering and the net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$6.56
Net tangible book value per share as of March 31, 2009	$0.92
Increase in net tangible book value per share attributable to this offering	0.67
As adjusted net tangible book value per share as of March 31, 2009 after giving effect to this offering		1.59

Dilution per share to new investors in this offering		$4.97

Each $1.00 increase (decrease) in the assumed public offering price of $6.56 per share would increase (decrease) our as adjusted net tangible book value by approximately $11.3 million, or approximately $0.12 per share, and the dilution per share to investors in this offering by approximately $0.88 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. Based on market conditions and other factors, we may increase or decrease the number of shares we are offering, and the selling shareholders may do the same. An increase of 1,000,000 shares in the number of shares offered by us would result in an as adjusted net tangible book value of approximately $153.7 million, or $1.64 per share, and the dilution per share to investors in this offering would be $4.92 per share. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would result in an as adjusted net tangible book value of approximately $141.3 million, or $1.54 per share, and the dilution per share to investors in this offering would be $5.02 per share. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The foregoing table assumes no exercise of outstanding options or vesting of restricted stock units. See “Capitalization” for more information on outstanding stock options and restricted stock units. The exercise of options and vesting of restricted stock units could result in further dilution to new investors.

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value as of March 31, 2009 would have been $1.69 per share, representing an increase to existing shareholders of $0.77 per share, and there will be an immediate dilution of $4.87 per share to new investors.

Subsequent to March 31, 2009, we completed the Gleacher acquisition, which involved the issuance of 23 million shares of our common stock and a payment at closing of $10 million. As a result, these transactions would have the effect of decreasing our adjusted net tangible book value per share and therefore increasing dilution per share.

Business

Overview

Broadpoint.Gleacher is an independent investment bank providing value-added advice and services to corporations and institutional investors. We have rapidly transformed our business by making strategic acquisitions and hires, expanding businesses, increasing productivity and rationalizing our cost structure. From the quarter ended September 30, 2007, when we recapitalized, to our most recently-reported quarter ended June 30, 2009, net revenues increased from $8.7 million to $92.7 million, pre-tax earnings improved from a loss of $9.9 million to earnings of $19.0 million, and diluted earnings per share improved from a loss of $0.08 to earnings of $0.18. Our annualized net revenue per employee increased from $203,000 to $1.4 million over the same period. The results for the quarter ended June 30, 2009 are preliminary and subject to change.

We provide services and generate revenues principally through our Investment Banking, Debt Capital Markets, Broadpoint DESCAP and Equities segments:

•	Investment Banking — advisory services and capital raising to corporations and institutional investors

•	Broadpoint DESCAP — sales and trading in mortgage and asset-backed securities

•	Debt Capital Markets — sales and trading in a broad range of debt securities

•	Equities — sales, trading and research in equity securities primarily through our Broadpoint AmTech broker-dealer subsidiary.

Since 2007, we have substantially repositioned our business by raising capital, eliminating underperforming or non-strategic assets, reducing costs and hiring or acquiring high-potential business units. Since recapitalizing, we have restructured nearly all of our operations. Our quarterly net revenues and profits have grown significantly since the quarter ended September 30, 2007, when we closed on our recapitalization. Unlike many of our larger competitors, we have incurred no losses from “toxic” or “legacy” mortgage-backed securities and have not needed to participate in government “bail-out” programs. We believe that our corporate repositioning has not only established Broadpoint.Gleacher as one of the more broadly diversified securities firms, capable of offering a complete product suite, but also given us the platform to build a large-scale investment bank.

Our Industry

The investment banking industry has undergone rapid and radical change since the beginning of 2008. The efforts of many larger firms to expand revenues beyond advice and securities distribution ultimately led to a more capital-intensive model, both on behalf of their clients as well as for their own proprietary positions. With the resulting increase in balance sheet commitments came increased leverage ratios and dependence on short-term funding, culminating in increased liquidity risk. Following the market downturn and ensuing liquidity crisis in 2008, many banks and securities firms in the United States and elsewhere failed outright or were acquired by other financial institutions, often in distressed sales. In addition, certain bulge bracket investment banks elected to become bank holding companies in order to access the Fed window directly and accept deposits for more reliable funding. The federal government, through various guarantee and support programs, became a major stakeholder in virtually all of the largest firms. Although certain institutions have repaid funds received from the government under the Capital Purchase Program, matters relating to corporate governance and compensation, especially with respect to large financial institutions, continue to be highly visible and hotly debated among the Obama administration, Congress, the media and the public at large.

The investment banking industry in the United States today consists of the top few traditional firms supported or significantly influenced, at least at the present time, under one or more federal initiatives, as well as numerous smaller firms which are typically either single-product, industry or geographically focused. While the current recession has depressed financing and mergers and acquisitions transaction volumes, we believe the long-term demand for the intermediary and advisory functions of investment banking remains significant. The key to sustained success is to attract, hire and retain senior professionals with significant client relationships and product expertise onto a well-capitalized, diversified platform capable of providing comprehensive client solutions. We believe that a significant number of senior professionals that meet these criteria will conclude:

•	that the larger firms have substantial restructuring efforts still to accomplish, subjecting these professionals to the risk that other departments’ proprietary trading, lending or private equity investment strategies could negatively impact their own compensation or that restrictive governmental control could affect how they operate, and

•	that smaller, single-product firms limit their ability to adequately serve their client base.

Either of these scenarios results in diminished personal income opportunities for high-producing professionals. As a result, we believe that, through single and group hirings and whole enterprise acquisitions, there is currently an unprecedented opportunity to build and expand a full-service investment bank.

We estimate that industry fees generated globally were approximately $150 billion in 2008, consisting of (i) $50 billion in investment banking fees for equity and debt capital raising and merger and acquisition activities; and (ii) $100 billion in commissions for intermediating the secondary trading of mortgages, treasuries, government-sponsored agency debt, corporate debt and equities.

In addition to the fees described above, we believe that there is a significant and growing pool of fees for restructuring advisory services provided to corporations and investors. The credit crisis, which began in the fourth quarter of 2007 and accelerated into 2008, combined with the continued effects of the ongoing recession, has led to a rapid acceleration in default rates to near-all-time high levels not seen since the 1990 and 2002 recessions. Industry sources forecast that the global speculative grade default rate will reach approximately 13% by the end of 2009, up from 10.1% at the end of the second quarter of 2009 and 7.4% at the end of the first quarter of 2009. It is estimated by industry sources that nearly $2 trillion of loans and bonds will mature by the end of 2014, rising from nearly $200 billion in maturities in 2009 to more than $510 billion of maturities in 2014. The rising default rates and unprecedented amount of maturing bank loans and bonds over the next five years will drive the need for advisory services and capital markets solutions related to these obligations as companies and investors seek to adjust their capital structures and positions to realities of today’s market environment. We believe certain of our larger competitors may be precluded from offering restructuring advice to companies where they have outstanding loans or investments, and would thereby be considered conflicted.

Of this market, large investment banks that either failed or were acquired under stressed conditions represented a significant portion of the total fees generated in 2008. To some extent, varying from mild to severe, each of these institutions, and most others involved in the investment banking industry, suffered disruptions in their client relationships as a result of the financial crisis, creating the potential for talented, opportunistic firms to penetrate long-held client relationships at other firms and acquire market share.

Our Competitive Strengths

•	Independent, Client-Focused Model — Broadpoint.Gleacher is an independent investment banking firm with experienced, senior professionals, strong client relationships and in-depth product knowledge providing high-value benefits for corporations and institutional investors. Our clients hire us for our creativity and effectiveness as an intermediary and advisor for their capital markets and strategic needs. We do not use our capital for proprietary trading strategies, to make private equity investments or to lend money. As a result, we are free from many of the conflicts that arise at larger, diversified financial institutions.

•	Full Product Suite — We believe our clients are best served when they have access to expertise and execution capabilities across all of their potential advisory and capital markets needs. Our strategy of offering a broad range of products and services allows for more diversified revenue streams, provides greater financial stability and growth opportunities than single product, single-sector or regionally-focused strategies and helps us attract talent from investment banks employing these types of narrow strategies.

•	Fee-Based Revenues — We generate revenues through retainer and success-based fees for advisory services and transaction fees for execution and trading activities. In our restructuring business, we earn retainer fees over the life of an engagement. We believe this business model provides the opportunity for relatively low-risk and steady growth with lower capital requirements.

•	Variable Cost Structure — Virtually all of our senior professionals work under a variable compensation system, which provides substantial rewards as revenues are increased, but does not generate significant compensation expense in the absence of net revenues. We aggressively manage our non-compensation expenses in order to minimize fixed costs and provide the greatest possible operating leverage. We outsource certain general and administrative expenses to enhance efficiencies in our operations. For the quarter ended June 30, 2009, our non-compensation expenses were 11.0% of our net revenues.

•	Well-Capitalized, Conservative Balance Sheet — In certain of our businesses, we facilitate the trading of our institutional clients by maintaining an inventory of securities financed by our clearing agents or through repurchase agreements. We generally position only agency securities, which have little credit risk and are readily hedged with like-kind securities. As of June 30, 2009, 92.0% of our securities inventory was federal agency obligations and our securities inventory was 3.5x our equity.

•	High Employee Productivity — We seek to direct a majority of our resources towards clients to generate high levels of employee productivity from each of our employees. Since September 2007, we have more than doubled our client-facing personnel, moving from an employee mix of nearly equal number client-facing employees and support staff to a ratio of nearly three-to-one client-facing employees to support staff. As of the quarter ended June 30, 2009, our employees generated, on average, $1.4 million of net revenue on an annualized basis. We ranked first in annualized net revenue per employee among similarly-sized firms in our industry based on most recently reported results.

•	Employee Alignment with Shareholders — The best firms in our industry are characterized by long-term continuity among professionals and clients, employee responsibility for profits and compensation based on those profits and significant levels of employee stock ownership. Our four principal operating divisions are managed by their original entrepreneur founders and have operated as stand-alone enterprises for seven (Equities), seventeen (Debt Capital Markets), eighteen (DESCAP) and nineteen (Gleacher) years. Each of these divisions is managed separately for profitability. Revenues and expenses for transactions executed within more than one division are shared between divisions, and professionals are compensated based on amounts credited to their division. A portion of all compensation is paid in restricted stock. As of June 30, 2009, our employees owned 36% of our outstanding common stock.

Our Growth Strategy

We intend to build on our competitive strengths to expand our market share across all of our businesses, principally by:

Leveraging our existing corporate advisory relationships.  Our Gleacher Partners subsidiary has completed an aggregate transaction value of over $250 billion in merger, acquisition and restructuring advisory assignments over the past 19 years, and its professionals maintain close relationships with senior management and directors of over 100 major and other corporations. We believe these strong relationships, coupled with our relationships with investors developed through our trading businesses and our restructuring, capital markets and liability management capabilities, will enable us to be retained for more and a wider variety of investment banking transactions than previously. In addition to revenue potential from offering Gleacher’s financial advisory services to our existing clients, Gleacher’s clients include active users of the capital markets, creating significant expansion opportunity for us to provide them with the broad platform of services we offer in addition to the advisory services they have historically utilized from Gleacher. Our restructuring practice also often generates follow-on relationships and assignments that survive the completion of restructuring-related engagements. In addition, we believe that the recent financial crisis has resulted in disruptions that have created opportunities for us to penetrate relationships that formerly belonged to our competitors and broaden the universe of our relationships.

Leveraging our sales and trading distribution into broader firm relationships.  Our sales and trading teams generate institutional knowledge and intellectual capital that is highly valued by corporate clients. We seek to leverage this knowledge into increased levels of dialogue with corporations to generate creative and effective capital markets ideas that we can execute on behalf of our clients. Because there are no conflicts with any of our clients, we are able to provide an accurate and unbiased representation of potential ideas and transactions on behalf of those clients. We intend to leverage our corporate and investor relationships across multiple divisions to drive greater investment banking transaction volume and increased revenue for our firm.

Hiring additional senior professionals.  In the past 18 months, we have added 310 employees. Our strategy is to attract, hire and retain senior banking, research, sales and trading professionals with strong relationships in sectors or product areas that we believe represent significant growth opportunities. Our senior employees have typically worked in their sector or product area at other leading investment banks for an extended period of time and, consequently, have been our best source not only of additional clients, but also for recruiting additional productive professionals.

Offering additional products and services.  We offer products and services across a diverse platform of merger, acquisition, restructuring and liability management advisory, equity and debt capital raising and secondary sales and trading of equities, corporate bonds, mortgage- and asset-backed securities and structured products. Within these major categories, however, there are products or subsectors in which we have either limited or no capabilities. Where we believe that our clients will benefit from additional products or where we can develop a sustainable competitive advantage within a product niche, we intend to hire additional professionals or groups with expertise and an existing book of business within that product. For example, we would consider acquiring a convertible debt or emerging markets debt group, if a profitable, high-quality team became available.

Adding new industry verticals.  Our investment banking professionals have completed transactions in multiple industry verticals, including Technology, Media & Telecom, Finance, Aerospace & Defense, Healthcare, Transportation and Industrials. Our Equities division currently provides research in Technology, Aerospace & Defense and Clean Tech. Our Debt Capital Markets division currently provides desk research on Media & Telecom, Utilities, Energy, Airlines, Homebuilders and Paper and Forest Products. Corporations and institutional investors transact with us based in part on our detailed knowledge of the sectors we cover. We intend to recruit and hire individuals and/or groups with strong industry relationships in additional verticals that we believe have strong potential in transaction activity.

Hiring or acquiring additional groups or firms.  We assembled the foundation of our firm principally through three corporate acquisitions and two significant group hires. Although we believe our primary growth will be hiring individuals into our existing franchises, where we find existing groups or firms that share our overall strategy and operate in industry verticals, maintain clients or offer products that we do not, we may seek to acquire them on terms which align their professionals with our current businesses and our shareholders.

Our Operations

We provide services and generate revenues principally through our Investment Banking, Debt Capital Markets, Broadpoint DESCAP and Equities segments.

Investment Banking

Investment banking fees are generated from strategic merger, acquisition, restructuring and recapitalization advisory services, liability management and capital raising transactions of equity and debt securities for a diverse group of corporate and institutional clients. Investment banking net revenues increased from $1.5 million for the quarter ended September 30, 2007, when we recapitalized, to $9.7 million for the quarter ended June 30, 2009. Given the reduced level of merger and acquisition activity that has accompanied the recent market turmoil, Gleacher’s results would not have been financially material to us in recent quarters. We believe that Gleacher’s expertise, relationships and brand, however, will significantly benefit our investment banking and other businesses.

Advisory Services.  With our recently acquired Gleacher Partners, Inc. subsidiary, we are a leading corporate advisory firm providing strategic financial advice to corporations globally. Gleacher Partners, Inc. was founded in New York in 1990 by Eric J. Gleacher, who led the Mergers and Acquisitions department of Lehman Brothers and Global Mergers and Acquisitions at Morgan Stanley. We believe our success is grounded in several fundamental principles differentiating us from our competition. The firm’s managing directors are committed to providing comprehensive strategic advice to clients who value their creativity, effectiveness and integrity. These senior bankers bring a unique perspective to their assignments, having run or founded large and successful businesses themselves, served on numerous boards of directors and run departments at several other Wall Street firms. We operate free of conflicts from lending or related capital commitments.

We provide the following services to our financial advisory client base:

•	Mergers & Acquisitions: Financial advice to clients on acquisitions and sales of companies, divisions, business units and assets;

•	Restructurings: Full-service restructuring and recapitalization advisory services, including renegotiating bank agreements, obtaining covenant waivers and amendments, advising on out-of-court and Chapter 11 restructurings, rights offerings, exchange offers and distressed M&A;

•	Liability Management: Market-based solutions to optimize corporate balance sheets including exchange offers, tender offers, consent solicitations and corporate repurchases involving debt and equity securities;

•	Strategic Reviews: Formal strategic reviews conducted on behalf of boards of directors of public and private companies that assess the feasibility of options to meet strategic objectives and advise as to the impact of those options on a client’s financial and risk profile; and

•	Takeover Defense: Financial advice to companies regarding hostile offer defense and proxy solicitation defense.

Our advisory services are offered to a variety of constituents including corporate management teams and committees of boards of directors. We provide advice in each of these areas to help our clients succeed and achieve their near and long-term goals. We also offer a range of advisory services to institutional investors including restructuring and recapitalization advisory services. Restructuring and recapitalization advisory services are offered to a variety of constituents including corporations, creditors, labor-related parties, government agencies, litigation claimants, plan sponsors and stalking horse bidders or other potential acquirers.

Our restructuring practice provides countercyclical balance to our mergers and acquisitions and capital markets origination businesses. We earn a portion of our restructuring services revenues in the form of retainers and similar fees that are contractually agreed upon with each client for each assignment, but are not necessarily linked to the end result. These fees are often incurred monthly for the duration of an assignment, enhancing the visibility of our revenue. In addition, our restructuring practice often generates follow-on relationships and assignments that survive the completion of restructuring-related engagements. For example, we may have the opportunity to earn financing origination fees concurrent with our restructuring assignments, and financing origination and mergers and acquisitions advisory fees from corporate relationships we developed from a prior restructuring assignment.

Our business model offers clients a highly confidential engagement with senior banker attention to all aspects of an assignment. This allows the firm the flexibility to originate and execute the largest strategic transactions for our clients, as well as those smaller transactions where high-quality creative advice, discretion and execution are essential. Our Gleacher Partners subsidiary has advised on an aggregate transaction value of over $250 billion of transactions to date.

Capital Raising.  We raise capital for a wide range of corporate clients through underwritings and private placements of common and preferred stock, convertible and exchangeable securities, investment grade debt, high yield debt, bank debt, mortgage, asset-backed and other securities. Our investment banking and capital markets origination professionals structure transactions, and our equity and debt distribution professionals place underwritten and agented securities with investors on behalf of corporate issuers. In connection with these financings, we also conduct value-added aftermarket activities including research, sales and trading.

Broadpoint DESCAP

Broadpoint DESCAP provides sales and trading on a wide range of mortgage and asset-backed securities, U.S. treasury and government agency securities and structured products such as CLOs and CDOs, whole loans, swaps and others. We generate revenues from spreads and fees on trades executed on behalf of clients and from principal transactions executed to facilitate trades for clients. Revenues are also generated from interest income on securities held primarily for the purpose of facilitating customer trading.

The team consists of sales professionals who have developed strong relationships with more than 300 institutional investors, including mutual funds, pension funds, insurance companies, hedge funds, investment managers and investment advisors, by providing value-added investment ideas and access to execution services and inventory capital on an as-needed basis. Sales professionals deliver investment ideas with support from desk analysts that monitor and analyze applicable securities where clients have demonstrated interest. The Broadpoint DESCAP team also provides execution services for institutional investor customer trades where it seeks to match buy-side demand with sell-side supply to achieve best execution and liquidity for participating parties.

Although Broadpoint DESCAP does not engage in proprietary trading to capture profits from anticipated increases or decreases in the value of securities, it does purchase and sell securities for its own account to facilitate client trading activities. We believe our market risk to this securities inventory is mitigated by the relatively low resulting inventory levels ($618.8 million at December 31, 2008 and $670.3 million at June 30, 2009), the nature of the securities (92% federal agency securities entailing little credit risk), the short duration of these positions (we trade out of them usually, though not always, within days) and the fact that in-kind hedges are readily available to lay off risk. This trading strategy, which is unlike that employed historically by many of our larger competitors (that requires maintaining significant securities inventory positions for potentially extended periods of time), has permitted us to substantially expand our trading operations without a correspondingly large increase in required capital.

Unlike many of our larger competitors, we have incurred no losses from “toxic” or “legacy” mortgage-backed securities. Broadpoint DESCAP net revenues increased from $3.1 million for the quarter ended September 30, 2007 to $38.3 million for the quarter ended June 30, 2009.

Debt Capital Markets

Our Debt Capital Markets team provides sales and trading on a wide range of debt securities, including bank debt, investment grade debt, high-yield debt, convertibles, distressed debt and preferred stock. Bank debt activities within Debt Capital Markets are operated through our subsidiary, Broadpoint Products Corp. The team generates revenues from spreads and fees on trades executed and on intraday principal and riskless principal transactions on behalf of clients. The team consists of sales professionals who have developed strong relationships with more than 600 institutional investors, including mutual funds, pension funds, insurance companies, hedge funds, banks, investment managers and investment advisors, by providing value-added investment ideas and access to execution services. Sales professionals deliver investment ideas with support from desk analysts that monitor and analyze debt securities in a variety of industry verticals where clients have demonstrated interest. The Debt Capital Markets team also provides execution services for new issue activities and liability management activities, including open market repurchases, tender offers and exchange offers. We formed our Debt Capital Markets group during the first quarter of 2008. Since the second quarter of 2008, its first full quarter of operation, net revenues from this group have grown from $13.9 million to $36.1 million for the quarter ended June 30, 2009.

Equities

Our Equities group, operating through our Broadpoint AmTech broker-dealer subsidiary, provides research-driven sales and trading on equity securities and generates revenues through cash commissions on customer trades and corporate repurchase activities and hard-dollar fees for research and other services. The team consists of 17 research professionals seeking to provide quantitative, value-added, differentiated insight on equity securities they cover. Research analysts develop relationships with corporate management teams of issuers they cover and maintain networks of industry and competitor contacts to gain proprietary data points to support investment theses. They communicate their views via published research, in person and hosted meetings, conferences and other investor events. As of June 30, 2009, Broadpoint AmTech research covered over 100 stocks primarily in the Technology, Aerospace and Defense, and Clean Tech sectors, covering securities where clients express strong interest or the team feels significant value can be delivered via proprietary and differentiated views. Institutional sales professionals deliver investment ideas generated by our research to approximately 250 institutional investor clients, including mutual funds, hedge funds, investment managers and investment advisors. Net revenues for the Equities group increased from $2.1 million for the quarter ended September 30, 2007 to $5.8 million for the quarter ended June 30, 2009.

Clearing Operations

Our broker-dealer subsidiaries clear customers’ securities transactions through third parties under clearing agreements. Under these agreements, the clearing agents execute and settle customer securities transactions, collect margin receivables related to these transactions, monitor the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, require the customer to deposit additional collateral with them or to reduce positions, if necessary.

Other

Our Other segment includes the results from our venture capital business and costs related to corporate overhead and support including various fees associated with legal and settlement expenses. We generate venture capital business revenue through the management and investment of venture capital funds.

Corporate Repositioning

Since 2007, we have substantially repositioned our business by raising capital, eliminating underperforming or non-strategic businesses, reducing costs and hiring or acquiring high-potential business units.

Capital Raising

In September 2007, we recapitalized the Company with a $50 million equity investment by an affiliate of MatlinPatterson. In this transaction, MatlinPatterson received shares representing a 70% interest in our then-outstanding equity, and we restructured our Board of Directors. In March 2008, MAST Credit Opportunities I Master Fund Limited (“MAST”), a fund managed by MAST Capital Management, LLC, MatlinPatterson and other individual investors invested an additional aggregate $20 million in our common stock in return for a $20 million cash investment. Shortly after the closing of that transaction, MAST invested another $25 million in the company through the purchase of our Mandatory Redeemable Preferred Stock.

Elimination of Under-performing Businesses

We reevaluated our on-going operations with a view toward redeploying our capital in profitable businesses with significant growth potential. During the past several years, we have restructured nearly all of our operations, selling our Municipal Capital Markets Group and closing our Fixed Income Middle Markets, Convertible Arbitrage Advisory and legacy Taxable Fixed Income and equity groups.

Cost Reduction Efforts

In order to reduce costs and move toward a more variable-cost structure, we reduced IT and operations support headcount, eliminated excess office space and outsourced our clearing operations.

Hiring/Acquisition of High-potential Business Units

Our corporate repositioning also involved the hiring and/or acquisition of professionals and business units with high earnings potential. In February 2008, we hired ten professionals and formed our Recapitalization and Restructuring Group. Shortly thereafter, we acquired the Fixed Income Division of BNY Capital Markets, Inc. and certain related assets. With the 47 new professionals we hired in the acquisition, we created our Debt Capital Markets division to provide sales and trading on a wide range of debt securities. Over the next two quarters of 2008, we expanded our Debt Capital Markets division by hiring a group of experienced investment grade fixed income professionals to form an Investment Grade Fixed Income group and then further expanding the group to include two additional senior investment grade fixed income sales professionals. In October 2008, we replaced our legacy equities business through the acquisition of American Technology Research Holdings, Inc., which we then rebranded as Broadpoint AmTech.

Most recently, we completed the acquisition of Gleacher Partners, Inc., an internationally recognized financial advisory boutique and have renamed and rebranded our Company as Broadpoint Gleacher Securities Group, Inc. We believe that in addition to revenue potential from offering Gleacher’s financial advisory services to our existing clients, Gleacher’s client base of blue-chip corporations represents significant expansion opportunity for our restructuring, liability management, trading and capital markets services.

Competition

Investment banking has undergone historic reshaping in recent times, changing dramatically the competitive landscape. Prior to the credit crisis that commenced in 2007, investment banking, commercial banking, brokerage, insurance and other financial services firms converged and consolidated in a trend toward the financial services “superstore.” By offering a wide range of products, these firms sought synergies among their client base, cost efficiencies and the ability to use market share in different markets to gain pricing advantages in other markets. These large firms could also support much larger investment banking teams and leverage their balance sheets for the benefit of clients, which they used as their primary competitive differentiator.

The credit crisis and resulting recession, however, resulted in a severe reshaping of the industry as large investment banking firms, especially those who used their balance sheet aggressively to facilitate client transactions, struggled to withstand the traumatic deleveraging that ensued. Many were sold (Bear Stearns, Merrill Lynch, Wachovia) or failed (Lehman Brothers), or were forced to seek to sell significant businesses or other assets (Citigroup), resulting in significant and further consolidation in the industry. Many of the remaining participants were forced to accept government assistance and with it government oversight and restrictions on compensation. Morale deteriorated, and many highly experienced investment banking professionals either quit or were fired as part of downsizings. We believe that client relationships suffered as well. These competitive dynamics are still unfolding.

In this environment, we believe the full-service, conflict-free, integrated and focused expertise that we can offer provides a competitive advantage to us both as to corporate clients and institutions. Many of our large competitors have struggled with internal issues such as capital adequacy and talent drain due to institutional instability and the compensation restrictions imposed on government-aided companies. Moreover, the credit crisis has reduced the balance sheet of the larger firms as a competitive advantage. These developments have created opportunities for us to add talent, increase market share and penetrate client relations of larger competitors that have either disappeared from the market or are facing internal issues that have diverted their focus. At the same time, specialized middle market securities firms that focus on a limited number of particular products or industries are disadvantaged in a down-market relative to similarly sized but diversified investment banks. We believe that our repositioning since September 2007 has not only established us as one of the more broadly diversified securities firms, capable of offering a complete product suite, but also given us the platform to build a large-scale investment bank.

Despite these advantages, the investment banking business is intensely competitive. We believe that the principal factors driving competition in our business include client relationships, reputation, the abilities of our professionals, market focus and the relative quality and price of our services and products. Revenue-producing professionals are highly mobile and competition is intense for qualified professionals. Our ability to continue to compete effectively in our business will depend, in large part, upon our continued ability to retain and motivate our existing professionals and attract new professionals.

We have experienced intense price competition in some of our businesses, particularly discounts in large block trades and trading commissions and spreads. In addition, pricing and other competitive pressures in investment banking, including the trends toward multiple book runners, co-managers and multiple financial advisors handling transactions, have continued and could adversely affect our revenues. We believe we may experience competitive pressures in these and other areas in the future, as some of our competitors seek to obtain market share by competing on the basis of price.

We compete with other full-service investment banks as well as brokerage firms and financial advisory firms. To a limited extent, we also compete with commercial banks, bank holding companies and merchant banks. We compete with some firms nationally and with others on a regional, product or business-line basis. Some of our competitors, like Goldman Sachs and Morgan Stanley, are global, fully diversified financial institutions with substantially greater capital, personnel, brand recognition, range of products and services, client bases and other resources, and have greater history and more deeply established client relationships, than we do. Other competitors are relatively recently organized and focus on specific niche markets. In any event, the investment banking business, particularly in the recent past, is highly volatile and characterized by rapid change, the establishment of new firms, the acquisition or failure of others and a highly mobile professional staff. We cannot predict the effectiveness with which we will be able to compete in this evolving environment.

Employees

Over the past 18 months, we have added 310 employees. The transformation in the industry has resulted in dislocation, providing a sizable pool of senior talent available for hire. We have utilized this opportunity to acquire key senior personnel, particularly from our larger competitors. We have targeted professionals who have founded and grown their own businesses and who bring significant management skills to our company. The addition of the Debt Capital Markets team, Broadpoint AmTech and Gleacher Partners has expanded our management across all businesses. Since September 2007, we have more than doubled our client-facing personnel, moving from an employee mix of nearly equal numbers of client-facing employees and support personnel to a ratio of nearly three-to-one client-facing employees to support personnel.

We believe our ability to attract and retain personnel is driven, in part, by the absence of compensation restrictions associated with receipt of government assistance and our entrepreneurial culture. Our compensation structure is aimed at retaining and incentivizing our personnel, with an emphasis on pay-for-performance and optimizing commission-based revenues. To maintain the correct balance of incentivizing our personnel to consider long-term strategy as well as more near-term goals, we believe strongly in employee ownership and issue equity-based awards as part of compensation. As of June 30, 2009, our employees owned approximately 36% of our outstanding common stock. The result, we believe, is an ability to attract the right people in the right businesses, as evidenced by our production per employee of $1.4 million on an annualized basis as of the quarter ended June 30, 2009.

As of June 30, 2009, we had approximately 301 full-time employees. The professional personnel in each of our operating segments are as following:

•	Investment banking — 45 professionals

•	Debt Capital Markets — 48 sales professionals, 12 desk analysts and 9 trading professionals

•	Broadpoint DESCAP — 38 sales professionals, 4 quantitative analysts, 13 trading professionals

•	Equities segment — 25 sales and trading personnel and 17 research professionals

None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good and believe that our compensation and employee benefits are competitive with those offered by other securities firms.

Regulation

The securities industry in the United States is subject to extensive regulation under federal and state laws. The SEC is the federal agency charged with administration of the federal securities laws. Much of the direct oversight of broker-dealers, however, has been delegated to self-regulatory organizations, principally FINRA and the U.S. securities exchanges. These self-regulatory organizations adopt rules (subject to approval by the SEC) that govern the securities industry and conduct periodic examinations of member broker-dealers. Securities firms are also subject to substantial regulation by state securities authorities in the U.S. jurisdictions in which they are registered. Our broker-dealer subsidiaries, Broadpoint Capital, Broadpoint AmTech and Gleacher Partners, are registered as broker-dealers as follows: (1) Broadpoint Capital: all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands; (2) Broadpoint AmTech: 27 states and the Province of Ontario, Canada; and (3) Gleacher Partners: all 50 states, the District of Columbia and Puerto Rico. Our Broadpoint Capital broker-dealer subsidiary is currently subject to a routine audit by FINRA.

The U.S. regulations to which broker-dealers are subject cover many aspects of the securities business, including sales and trading practices, financial responsibility, including the safekeeping of customers’ funds and securities as well as the capital structure of securities firms, books and record keeping, and the conduct of their associated persons. Salespeople, traders, investment bankers and others are required to take examinations given and approved by FINRA and all principal exchanges as well as state securities authorities to both obtain and maintain their securities license registrations. Registered employees are also required to participate annually in the firm’s continuing education program.

Additional federal and state legislation, changes in rules promulgated by the SEC and by self-regulatory organizations as well as changes by state securities authorities, and/or changes in the interpretation or enforcement of existing laws and rules often directly affect the method of operation and profitability of broker-dealers. The SEC, self-regulatory organizations, and state securities regulators have broad authority to conduct broad examinations and inspections, and initiate administrative proceedings which can result in censure, fine, suspension, or expulsion of a broker-dealer, its officers, or employees. The principal purpose of U.S. broker-dealer regulation is the protection of customers and the securities markets rather than protection of shareholders of broker-dealers.

Net Capital Requirements

Our subsidiaries, Broadpoint Capital, Broadpoint AmTech and Gleacher Partners, as broker-dealers, are subject to the net capital requirements of Rule 15c3-1 of the Exchange Act (the “Net Capital Rule”). The Net Capital Rule is designed to measure the general financial condition and liquidity of a broker-dealer, and it imposes a required minimum amount of net capital deemed necessary to meet a broker-dealer’s continuing commitments to its customers.

Compliance with the Net Capital Rule may limit those operations that require the use of a firm’s capital for purposes such as maintaining the inventory required for trading in securities, underwriting securities, and financing customer margin account balances. Net capital changes from day to day, primarily based in part on a firm’s inventory positions, and the portion of the inventory value the Net Capital Rule requires the firm to exclude from its capital (see Note 19 of the audited consolidated financial statements for the year ended December 31, 2008, incorporated by reference in this prospectus supplement).

At March 31, 2009, net capital and excess net capital of our broker-dealer subsidiaries were as follows:

		Excess
	Net Capital	Net Capital

Broadpoint Capital	$25,384	$25,134
Broadpoint AmTech	$1,828	$1,639
Gleacher Partners(1)	$3,957	$3,707

(1)	We acquired Gleacher Partners, Inc. on June 5, 2009. Amounts indicated were furnished to us by Gleacher Partners, Inc.

Properties

Our principal offices are located in New York, New York, where our headquarters occupies approximately 16,000 square feet pursuant to a lease that expires in 2018.

We also maintain offices in other locations including Boston, San Francisco, Dallas, Greenwich, Connecticut and Roseland, New Jersey.

Legal Proceedings

In 1998, we were named in lawsuits by Lawrence Group, Inc. and certain related entities (the “Lawrence Parties”) in connection with a private sale of Mechanical Technology Inc. stock from the Lawrence Parties that was approved by the United States Bankruptcy Court for the Northern District of New York (the “Bankruptcy Court”). We acted as placement agent in that sale, and a number of persons who were employees and officers of the Company at that time, who have also been named as defendants, purchased shares in the sale. The complaints alleged that the defendants did not disclose certain information to the sellers and that the price approved by the court was therefore not proper. The cases were initially filed in the Bankruptcy Court and the United States District Court for the Northern District of New York (the “District Court”), and were subsequently consolidated in the District Court. The District Court dismissed the cases, and that decision was subsequently vacated by the United States Court of Appeals for the Second Circuit, which remanded the cases for consideration of the plaintiffs’ claims as motions to modify the Bankruptcy Court sale order. The plaintiffs’ claims were referred back to the Bankruptcy Court for such consideration. In February 2009, the Bankruptcy Court dismissed the motions in their entirety. Plaintiffs have filed a notice of appeal, which would be heard by the District Court. We believe that we have strong defenses and intend to vigorously defend ourselves against the plaintiffs’ claims, and believe the claims lack merit. However, an unfavorable resolution could have a material adverse effect on our financial position, results of operations and cash flows in the period in which resolved. The appeal has been stayed pending settlement discussions.

Due to the nature of the our business, we and our subsidiaries are now, and likely in the future will be, involved in a variety of legal proceedings, including the matters described above. These include litigation, arbitrations and other proceedings initiated by private parties and arising from our underwriting, financial advisory or other transactional activities, client account activities and employment matters. Third parties who assert claims may do so for monetary damages that are substantial, particularly relative to our financial position. In addition, the securities industry is highly regulated. We and our subsidiaries are subject to both routine and unscheduled regulatory examinations of our business and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on us and/or our subsidiaries. Periodically we and our subsidiaries receive inquiries and subpoenas from the SEC, state securities regulators and self-regulatory organizations. We do not always know the purpose behind these communications or the status or target of any related investigation. The responses to these communications have in the past resulted in the Company and/or its subsidiaries being cited for regulatory deficiencies, although to date these communications have not had a material adverse effect on our business.

We have taken reserves in our financial statements with respect to legal proceedings to the extent we believe appropriate. However, accurately predicting the timing and outcome of legal proceedings, including the amounts of any settlements, judgments or fines, is inherently difficult insofar as it depends on obtaining all of the relevant facts (which is sometimes not feasible) and applying to them often-complex legal principles. Based on currently available information, we do not believe that any litigation, proceeding or other matter to which we are a party or otherwise involved will have a material adverse effect on our financial position or results of operations and cash flows; although an adverse development, or an increase in associated legal fees, could be material in a particular period, depending in part on our operating results in that period.

Management

Directors and Executive Officers

Set forth below is information concerning our directors and executive officers:

Name	Age	Position(s)

Eric J. Gleacher	69	Chairman of the Board
Lee Fensterstock	61	Director, Chief Executive Officer
Peter J. McNierney	44	Director, President and Chief Operating Officer
Robert I. Turner	57	Chief Financial Officer
Patricia A. Arciero-Craig	41	General Counsel
Marshall Cohen	74	Director
Robert A. Gerard	64	Director
Victor Mandel	44	Director
Mark R. Patterson	57	Director
Christopher R. Pechock	44	Director
Frank S. Plimpton	55	Director
Bruce Rohde	60	Director
Robert S. Yingling	47	Director

Executive officers are appointed by and serve at the pleasure of our Board of Directors. A brief biography of each director and executive officer follows.

Eric J. Gleacher, age 69, joined the Company in 2009 as the Chairman of the Board. Mr. Gleacher was the founder of Gleacher Partners in 1990 and acted as its Chairman. Previously, Mr. Gleacher founded the M&A department at Lehman Brothers in 1978 and headed Global M&A at Morgan Stanley from 1985 to 1990. Mr. Gleacher is Chairman of the Institute for Sports Medicine at the Hospital for Special Surgery in New York, Chairman of the Ransome Scholarship Trust for St. Andrews University in St. Andrews, Scotland, and a member of the Board of Trustees of Northwestern University. Mr. Gleacher received an MBA from The University of Chicago Booth School of Business and a BA from Northwestern University and served as a U.S. Marine infantry officer in the 1960s.

Lee Fensterstock, age 61, has been the Chief Executive Officer of the Company, as well as of Broadpoint Capital, Inc., since September 21, 2007. Mr. Fensterstock also served as the Chairman of the Board from September 21, 2007 through June 16, 2009. Prior to joining the Company, Mr. Fensterstock had extensive securities industry experience, including as President and Chief Operating Officer of Gruntal & Co., a regional broker-dealer, and earlier as Executive Vice President, Capital Markets for PaineWebber, responsible for PaineWebber’s sales and trading business worldwide. He also served as a member of the Board of Directors of PaineWebber Inc. In February 2001, Mr. Fensterstock founded and was Chairman and Co-Chief Executive Officer of Bonds Direct Securities LLC, a market maker in investment grade fixed income instruments for institutional investors, until its sale to Jefferies Group. Thereafter, from October 2004 until March 2007, Mr. Fensterstock was a Managing Director at Jefferies & Co., co-heading its fixed income division. From May 1, 2007 until June 30, 2007, Mr. Fensterstock served as a consultant to MatlinPatterson Global Advisors LLC. From July 2007 through September 21, 2007, Mr. Fensterstock served as a consultant to the Company. Mr. Fensterstock received a BA from Queens College and an MBA from the University of Rochester.

Peter J. McNierney, age 44, is President and Chief Operating Officer of the Company and Broadpoint Capital, Inc. He joined Broadpoint Capital, Inc. in 2002 as the Director of Investment Banking, and served as President and Chief Executive Officer of the Company and Broadpoint Capital, Inc. from June 2006 until September 2007. Prior to joining Broadpoint Capital, Inc., Mr. McNierney was a Managing Director of the Healthcare and Communications Services groups at Robertson Stephens. Prior to that, Mr. McNierney was a

Vice President in the Healthcare Group at Smith Barney. Mr. McNierney received a BA and a JD/MBA from the University of Texas at Austin. Mr. McNierney has been a director of the Company since June 2006.

Robert I. Turner, age 57, has been the Chief Financial Officer of the Company since March 31, 2008. Mr. Turner has over 20 years of experience in the securities and financial services industries. From 1995 to 2003, Mr. Turner served as Executive Vice President, Chief Financial Officer and Treasurer of Knight Capital Group, Inc. (formerly known as Knight Trading Group, Inc.) a NASDAQ listed trade execution company for on-line broker-dealers. From 2003 to 2004, Mr. Turner was at Crown Financial Group, a publicly traded market maker, first as Chair of their Audit Committee and then as Vice Chairman, Chief Financial Officer and Treasurer. From 2006 until recently, Mr. Turner worked in the commercial real estate and business brokerage industry with Coldwell Banker Commercial and in residential real estate with Downing Frye Realty. Prior to joining Knight Capital Group, Inc., Mr. Turner was a Corporate Vice President at PaineWebber Incorporated, serving in a variety of financial management positions in the fixed income, finance, merchant banking and commodities trading divisions and a Vice President at Citibank in the treasury and investment banking divisions. Mr. Turner practiced at the accounting firm of PriceWaterhouseCoopers, and is a Certified Public Accountant. Mr. Turner received his B.A. from the State University of New York at Binghamton and his M.S.B.A. from the University of Massachusetts at Amherst.

Patricia A. Arciero-Craig, age 41, joined the Company in 1997. She has been General Counsel and Secretary of the Company and Broadpoint Capital, Inc. since 2007. From 2003 to 2007, Ms. Arciero-Craig served as Deputy General Counsel of Broadpoint Capital and, prior to 2003, she served as Associate General Counsel. Prior to joining Broadpoint Capital in 1997, she was an attorney with the law firm of Harris Beach PLLC, where she practiced in the fields of commercial litigation, bankruptcy and restructuring. Ms. Arciero-Craig received a JD from Albany Law School of Union University and a Bachelor of Arts degree from Fairfield University. Ms. Arciero-Craig is a member of various Securities Industry and Financial Markets Association committees.

Marshall Cohen, age 74, joined the Company in July 2009 as an independent director and also serves as an independent member of the Executive Compensation Committee and the Board’s Committee on Directors and Corporate Governance. Mr. Cohen was President and Chief Executive Officer of The Molson Companies Ltd. from 1988 through 1996. Prior to that, he was a senior official with the Government of Canada for 15 years, holding various appointments including Deputy Minister of Energy, Industry Trade & Commerce, and Finance. Since 1996, Mr. Cohen has served as Counsel at Cassels Brock & Blackwell LLP, Barristers and Solicitors, a full service law firm in Toronto. Mr. Cohen also serves on the Boards of Directors of Barrick Gold Corporation, TD Ameritrade and TriMas Corporation.

Robert A. Gerard, age 64, is the General Partner and Investment Manager of GFP, L.P., a private investment partnership. Since 2004, Mr. Gerard has been Chairman of the Management Committee and Chief Executive Officer of Royal Street Communications, LLC, a licensee, developer and operator of wireless telecommunications systems in Los Angeles and Central Florida. From 1974 to 1977, Mr. Gerard served in the United States Department of the Treasury, completing his service as Assistant Secretary for Capital Markets and Debt Management. From 1977 until his retirement in 1991, he held senior executive positions with the investment banking firms Morgan Stanley & Co., Dillon Read & Co. and Bear Stearns. Mr. Gerard is a member of the Board of Directors of H&R Block, Inc., serving as Chairman of the Governance and Nominating Committee and a member of the Finance Committee of such board. Mr. Gerard is Chair of the Executive Compensation Committee and a member of the Committee on Directors and Corporate Governance. Mr. Gerard has been a director of the Company since April 16, 2009.

Victor Mandel, age 44, is the founder and managing member of Criterion Capital Management, an investment company established in 2001. From 1999 to 2000, Mr. Mandel was Executive Vice President, Finance and Development of Snyder Communications, Inc., with operating responsibility for its publicly-traded division, Circle.com. Prior to Snyder Communications, Mr. Mandel was a Vice President in the Investment Research department at Goldman Sachs & Co. Mr. Mandel is a member of the Audit Committee and the Committee on Directors and Corporate Governance, and has been a director of the Company since October 2008.

Mark R. Patterson, age 57, is the Chairman of MatlinPatterson Global Advisors LLC which he co-founded in July 2002. Mr. Patterson has over 30 years of financial markets experience, principally in Leveraged Finance, at Credit Suisse (where he was Vice Chairman from 2000 to 2002), Scully Brothers & Foss L.P., Salomon Brothers Inc., and Bankers Trust Company. Mr. Patterson holds degrees in law (BA, 1972) and economics (BA Honors, 1974) from South Africa’s Stellenbosch University and an MBA (with distinction, 1986) from New York University’s Stern School of Business. Mr. Patterson also serves on the Board of Directors of Allied World Assurance in Bermuda and on the Dean’s Executive Board of the NYU Stern School of Business. Mr. Patterson serves on the Board of Flagstar Bancorp, Inc. He previously served on the Boards of NRG Energy, Inc., Compass Aerospace, Polymer Group, Inc. and Oxford Automotive, Inc. Mr. Patterson is a member of the Executive Compensation Committee and has been a director of the Company since September 2007.

Christopher R. Pechock, age 44, has been active in the distressed securities markets for over 17 years. He has been a partner at MatlinPatterson Global Advisors LLC since its inception in July 2002. Prior to July 2002, Mr. Pechock was a member of Credit Suisse’s Distressed Group which he joined in 1999. Before joining Credit Suisse, Mr. Pechock was a Portfolio Manager and Research Analyst in distressed securities at Turnberry Capital Management, L.P. (1997-1999), a Portfolio Manager in distressed securities and special situations at Eos Partners, L.P. (1996-1997), a Vice President and high yield analyst at PaineWebber Inc. (1993-1996) and an analyst in risk arbitrage at Wortheim Schroder & Co., Incorporated (1987-1991). Mr. Pechock holds an MBA from Columbia University Graduate School of Business (1993) and a BA in Economics from the University of Pennsylvania (1987). Mr. Pechock serves on the Boards of Goss International, Renewable Biofuels Inc., XL Health Corporation, Leprechaun Holding Company LLC and Foamex Innovations, Inc. He previously served on the Boards of COMSYS IT, Compass Aerospace and Huntsman Corporation. Mr. Pechock has been a director of the Company since September 2007.

Frank S. Plimpton, age 55, became a director of the Company on September 21, 2007. Mr. Plimpton is also a Director of NorthernStar Natural Gas, Inc. and Renewable Biofuels Inc. Mr. Plimpton served as a partner of MatlinPatterson Global Advisors LLC from its inception in July 2002 through 2008. Mr. Plimpton has over 28 years of experience in reorganizations, investment banking and investing. Prior to July 2002, Mr. Plimpton was a member of the Distressed Securities Group at Credit Suisse First Boston. Mr. Plimpton holds a BA in Applied Mathematics and Economics from Harvard College (cum laude, 1976). Mr. Plimpton received a law degree from the University of Chicago Law School (1981), and an MBA (1980) from the University of Chicago Booth School of Business.

Bruce Rohde, age 60, has served in several roles with ConAgra Foods, Inc. since 1996, including President, Vice Chairman, and Chief Executive Officer. He is currently Chairman and CEO Emeritus of ConAgra. Mr. Rohde is also the Managing Partner of Romar Capital Group and of counsel to Jones, Jones, Vines & Hunkins. Mr. Rohde holds two degrees from Creighton University, a Bachelor of Science degree in Business Administration, and a Juris Doctor, cum laude. He also holds a certified public accountant certificate. Mr. Rohde is the Chair of the Committee on Directors and Corporate Governance and a member of the Audit and Executive Compensation Committees. Mr. Rohde has been a director of the Company since July 2, 2009.

Robert S. Yingling, age 47, has been Chief Executive Officer of Lifetopia Corporation since May 2009, prior to which from March 2008 he was a consultant to technology companies. Previously, Mr. Yingling was Vice President and Chief Financial Officer of WRC Media Inc. from September 2004 to March 2008. Previously, he was Chief Financial Officer of Duncan Capital Group LLC, a New York City based merchant bank from March through July 2004. From March 2003 until February 2004, he was Director of Finance of Smiths Group plc, a diversified UK engineering company. Prior to that he was Chief Financial Officer of BigStar Entertainment, Inc., a New York City based on-line marketer of filmed entertainment, where he led their Initial Public Offering. Mr. Yingling was a manager in the Audit and Business Advisory Division of Arthur Andersen and Director of Finance at Standard Microsystems Corporation, as well as Chief Financial Officer of GDC International, Inc. Mr. Yingling served as a director of SA International, which provides software solutions for the sign making and digital printing industries from April 2004 through December 2008. Mr. Yingling received an MBA from the Columbia Business School and graduated from Lehigh University with a BS in Accounting. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs. Mr. Yingling is Chair of the Audit Committee and has been a director of the Company since September 2007.

We are currently negotiating an amendment (the “Amendment”) to Mr. Fensterstock’s existing employment agreement with regard to Mr. Fensterstock’s 2009 and 2010 incentive compensation. While the Amendment has not been finalized and approved by the Executive Compensation Committee of the Board (the “Compensation Committee”), the Amendment under discussion would provide that, for 2009, Mr. Fensterstock would receive no bonus for the calendar year if our pre-tax return on equity for such year is less than 8% and that Mr. Fensterstock’s 2009 bonus would be equal to one percent of our pre-tax income for 2009 for each percentage point our 2009 pre-tax return on equity exceeds 8%, with the aggregate amount of the bonus capped at 12% of 2009 pre-tax income. Any bonus would be subject to the discretion of the Compensation Committee to increase or decrease the amount of such bonus by up to 20% respectively. The Amendment would further provide that any 2009 bonus would be payable in a combination of cash and equity, and have such other terms and conditions, as may be agreed, with it currently contemplated that once cash payments in respect of the 2009 bonus reach $3.5 million (including Mr. Fensterstock’s base salary for such year), the balance of the 2009 bonus will be paid solely in equity. The components of any 2010 bonus are currently under discussion. In addition, we are currently discussing making an equity incentive grant to Mr. Fensterstock covering approximately 825,000 shares of our common stock. Any Amendment and equity incentive grant will be subject to definitive documentation, approval by the Compensation Committee and/or the Board, the terms of our incentive plans and applicable law. There can be no assurance that the final terms of any Amendment and equity incentive grant will be consistent with the foregoing terms.

Restructuring and Relationships with
MatlinPatterson and Other Related Parties

Each of the transactions referenced below that require approval or ratification by the Audit Committee pursuant to our Related Party Transactions Policy have been so approved or ratified.

MatlinPatterson Private Placement

On September 21, 2007 we issued and sold 38,354,293 newly-issued unregistered shares of our common stock for an aggregate cash purchase price of $50 million (the “Private Placement”) to MatlinPatterson and certain co-investors pursuant to the Investment Agreement, dated as of May 14, 2007 (the “Investment Agreement”), between the Company and MatlinPatterson.

Pursuant to the Investment Agreement, MatlinPatterson had the right to designate one or more co-investors to purchase a portion of the shares of common stock to be purchased by MatlinPatterson in place of MatlinPatterson. On September 21, 2007, MatlinPatterson entered into a Co-Investment Agreement with Robert M. Tirschwell pursuant to which MatlinPatterson and Mr. Tirschwell agreed that Mr. Tirschwell would purchase the number of shares corresponding to an aggregate purchase price of $450,000. On September 21, 2007, MatlinPatterson also entered into a Co-Investment Agreement with Robert M. Fine pursuant to which MatlinPatterson and Mr. Fine agreed that Mr. Fine would purchase the number of shares corresponding to an aggregate purchase price of $130,000. Pursuant to the Investment Agreement and in connection with MatlinPatterson’s co-investor designations, we, MatlinPatterson and each of Mr. Tirschwell and Mr. Fine entered into co-investor joinder agreements, which provide that we sell to Mr. Tirschwell and Mr. Fine the number of shares of common stock, to be purchased by MatlinPatterson, corresponding to an aggregate purchase price of $450,000 and $130,000, respectively. Mr. Tirschwell is the Head of Trading of Broadpoint DESCAP, a division of Broadpoint Capital. Mr. Fine is the President of Broadpoint DESCAP.

As a result of these arrangements, on September 21, 2007 MatlinPatterson contributed from its working capital $49,420,000 of the $50 million cash purchase price and received 37,909,383 newly-issued shares of our common stock. Mr. Fine contributed from his personal funds $130,000 of the $50 million cash purchase price and received 99,721 newly-issued shares of our common stock. Mr. Tirschwell contributed from his personal funds $450,000 of the $50,000,000 cash purchase price and received 345,189 newly-issued shares of our common stock.

The number of shares issued to MatlinPatterson, Mr. Tirschwell and Mr. Fine was subject to upward adjustment within 60 days of the closing of the Investment Agreement in the event that the final net tangible book value per share of the Company as of September 21, 2007 was less than $1.60. On February 21, 2008, we entered into an agreement with MatlinPatterson, Mr. Tirschwell and Mr. Fine agreeing that the final net tangible book value per share of the Company as of September 21, 2007 was $1.25. Pursuant to the terms of such agreement, we agreed to issue 3,632,009 additional shares of our common stock to MatlinPatterson, Mr. Tirschwell and Mr. Fine in satisfaction of this requirement. As of June 30, 2009, MatlinPatterson controlled approximately 42% of the voting power of our common stock.

Upon the closing of the Private Placement, we entered into a Registration Rights Agreement, dated as of September 21, 2007 (the “Registration Rights Agreement”), with MatlinPatterson, Mr. Tirschwell and Mr. Fine, which was amended by Amendment No. 1 to the Registration Rights Agreement, dated as of March 4, 2008. The Registration Rights Agreement contains other customary terms found in such agreements, including provisions concerning registration rights, registration procedures and piggyback registration rights as well as customary indemnification rights for MatlinPatterson, Mr. Tirschwell and Mr. Fine. Pursuant to the Registration Rights Agreement, we would bear all of the costs of any registration other than underwriting discounts and commissions and certain other expenses.

Pursuant to the Investment Agreement and with respect to last year’s annual meeting of shareholders, MatlinPatterson had the right to designate directors to be appointed to our Board of Directors. Each of

Messrs. Patterson, Fensterstock, Pechock and Plimpton were designated to the Board pursuant to such right of MatlinPatterson.

Voting Agreement with MatlinPatterson

On February 29, 2008, we and MatlinPatterson entered into a Voting Agreement whereby MatlinPatterson agreed to vote its shares in the Company in favor of an increase in the number of authorized shares under the 2007 Incentive Compensation Plan to be submitted to shareholders at the 2008 Annual Meeting of Shareholders. Such increase in the number of authorized shares was approved at such meeting.

Brokerage and Investment Banking Services for MatlinPatterson

From time to time, Broadpoint.Gleacher provides brokerage services to MatlinPatterson or its affiliated entities, which services are provided by Broadpoint Capital, Inc. in the ordinary course of its business. For the six month periods ended June 30, 2009 and 2008, we recorded $0.2 million and $0.3 million, respectively, and $0.03 and $0.3 million for the three month periods ended June 30, 2009 and 2008, respectively, for such brokerage services.

In addition, from time to time, Broadpoint.Gleacher provides investment banking services to MatlinPatterson or its affiliated entities, which services are provided by Broadpoint Capital, Inc. in the ordinary course of its business. Investment Banking revenues for MatlinPatterson or its affiliated entities represents $5.8 million and $6.1 million of fees earned for the six month periods ended June 30, 2009 and 2008, respectively, and $4.8 million and $5.8 million of fees earned for the three month periods ended June 30, 2009 and 2008, respectively, for advisory engagements.

Mast Private Placement

On March 4, 2008, we entered into a stock purchase agreement (the “Stock Purchase Agreement”) with MatlinPatterson, Mast Credit Opportunities I Master Fund Limited, a Cayman Islands corporation (“Mast”) and certain Individual Investors listed on the signature pages to the Stock Purchase Agreement (the “Individual Investors”, and together with MatlinPatterson and Mast, the “Investors”). Pursuant to the terms of the Stock Purchase Agreement, we issued and sold 11,579,592 shares of common stock to the Investors, with 7,058,824 shares being issued to Mast, 1,594,000 shares being issued to MatlinPatterson and 2,926,768 shares issued to the Individual Investors. The shares were sold for an aggregate purchase price of approximately $19.7 million, with the proceeds from the sale to be used for working capital. All of the Individual Investors are employees of the Company and/or its wholly-owned subsidiary Broadpoint Capital, including Lee Fensterstock, the current Chief Executive Officer of the Company, and other senior officers of Broadpoint Capital.

Concurrently with the execution of the Stock Purchase Agreement, we entered into a Registration Rights Agreement, dated as of March 4, 2008 (the “Mast Registration Rights Agreement”), with Mast with respect to the shares that Mast purchased pursuant to the Stock Purchase Agreement (the “Mast Shares”). Pursuant to the Mast Registration Rights Agreement, we were required to file within 30 days following March 4, 2008, and did file on April 1, 2008, a registration statement with the SEC for the resale of the Mast Shares in an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (the “Mast Shelf Registration”). The registration statement was declared effective on April 29, 2008. We paid for all of the costs of the Mast Shelf Registration, a total of approximately $45,000, other than underwriting discounts and commissions and certain other expenses, and grants customary indemnification rights thereunder to Mast.

Mast Mandatory Redeemable Preferred Stock

On June 27, 2008 we entered into the Preferred Stock Purchase Agreement with Mast for the issuance and sale of (i) 1,000,000 newly-issued unregistered shares of our Series B Mandatory Redeemable Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”) and (ii) a warrant to purchase

1,000,000 shares of our common stock, at an exercise price of $3.00 per share (the “Warrant”), for an aggregate cash purchase price of $25 million.

The Preferred Stock Purchase Agreement and the Series B Preferred Stock include, among other things, certain negative covenants and other rights with respect to the operations, actions and financial condition of the Company and its subsidiaries so long the Series B Preferred Stock remains outstanding. Cash dividends of 10% per annum must be paid on the Series B Preferred Stock quarterly, while an additional dividend of 4% per annum accrues and is cumulative, if not otherwise paid quarterly at the option of the Company. The Series B Preferred Stock must be redeemed on or before June 27, 2012.

The redemption prices are as follows:

Date	Premium Call Factor

From June 27, 2009 to December 27, 2009	1.06
From December 28, 2009 to June 27, 2010	1.05
From June 28, 2010 to December 27, 2011	1.04
From December 28, 2011 to June 2012	1.00

The Warrant is subject to customary anti-dilution provisions and expires June 27, 2012. Concurrently with the execution of the Preferred Stock Purchase Agreement, we entered into a Registration Rights Agreement with Mast, dated as of June 27, 2008 (the “Warrant Registration Rights Agreement”), with respect to the shares of Common Stock that are issuable to Mast pursuant to the Warrant (the “Warrant Shares”). Pursuant to the Warrant Registration Rights Agreement, Mast has the right to request registration of the Warrant Shares if at any time we propose to register common stock for our own account or for another, subject to certain exceptions for underwriting requirements. In addition, under certain circumstances Mast may demand a registration of no less than 300,000 Warrant Shares. We must register such Warrant Shares as soon as practicable and in any event within forty-five (45) days after the demand. We will bear all of the costs of all such registrations other than underwriting discounts and commissions and certain other expenses.

Concurrently with the execution of the Preferred Stock Purchase Agreement, we entered into a Preemptive Rights Agreement (the “Preemptive Rights Agreement”) with Mast. The Preemptive Rights Agreement provides that in the event that we propose to offer or sell any of our equity securities below the current market price, we shall first offer such securities to Mast to purchase; provided, however, that in the case of equity securities being offered to MatlinPatterson, Mast shall only have the right to purchase its pro rata share of such securities (based upon common stock ownership on a fully diluted basis). If Mast exercises such right to purchase the offered securities, Mast must purchase all (but not a portion) of such securities for the price, terms and conditions so proposed. The preemptive rights do not extend to (i) common stock issued to employees or directors pursuant to a plan or agreement approved by the Board of Directors, (ii) issuance of securities pursuant to a conversion of convertible securities, (iii) stock splits or stock dividends or (iv) issuance of securities in connection with a bona fide business acquisition of or by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise. Mast has waived its preemptive rights in connection with this offering.

Gleacher Partners Acquisition

On June 5, 2009, we acquired Gleacher Partners, Inc., an internationally recognized financial advisory boutique best known for advising major corporations in mergers and acquisitions (the “Gleacher Transaction”). Pursuant to the merger agreement (the “Merger Agreement”), at the closing, we paid $10 million in cash and issued 23 million shares of our common stock, subject to resale restrictions. Of these shares, 14,542,035 shares were issued to Eric J. Gleacher, the founder and Chairman of Gleacher Partners. We are obligated to pay the shareholders an additional $10 million in cash post-closing.

Pursuant to the terms of the Merger Agreement, we agreed to appoint Mr. Gleacher to our Board of Directors and designate him Chairman of the Board of Directors, effective at the time of the closing of the Gleacher Transaction. In connection therewith, we agreed to appoint Mr. Gleacher to the class of directors with a term expiring in 2011 (Class I), and also agreed that the Board of Directors of the Company would not take any action to remove Mr. Gleacher as a director for so long as he is employed under the employment agreement entered into with us on March 2, 2009.

Although the Merger Agreement provided that Mr. Gleacher would be appointed to Class I, we and Mr. Gleacher agreed that Mr. Gleacher would be nominated instead for election at our 2009 annual meeting of shareholders as a Class II director, with a term expiring in 2012. MatlinPatterson voted all shares of the Company that it owns in favor or Mr. Gleacher’s election to the Board of Directors at the Company’s 2009 annual meeting of shareholders. Mr. Gleacher was designated Chairman of the Board of Directors promptly after his election to the Board of Directors.

Employment Agreement and Non-Competition and Non-Solicitation Agreement with Eric J. Gleacher

In connection with the Merger Agreement, we agreed to appoint Eric J. Gleacher as Chairman of the Board and as a senior member of the Investment Banking Division of Broadpoint Capital, Inc. (“BCI”), a wholly-owned subsidiary of the Company, effective as of the closing of the Gleacher Transaction. In connection with such appointment, the Company, BCI, Gleacher Partners LLC (“Partners”) and Mr. Gleacher entered into an employment agreement, effective as of the closing of the Gleacher Transaction (the “Employment Agreement”). During the period beginning on the date of the closing of the Gleacher Transaction and ending as of the date on which we determine that Mr. Gleacher’s employment should be transferred to BCI, Mr. Gleacher also will continue to serve as the Chief Executive Officer of Partners. We will use our reasonable best efforts to combine BCI and Partners, or to transfer the employment of all employees of Partners to BCI, by December 31, 2009.

The Employment Agreement provides that Mr. Gleacher will be employed (initially by Partners and then by BCI following the transfer of his employment) for a three-year term commencing on the effective date of the Gleacher Transaction, automatically extended for one additional year upon the third anniversary of the effective date without any affirmative action, unless either party to the agreement provides at least six (6) months’ advance written notice to the other party that the employment period will not be extended. Mr. Gleacher will be entitled to receive an annual base salary of $350,000 and to participate in the Investment Banking Division’s annual investment banking bonus pool. Mr. Gleacher’s bonus for the fiscal year that begins prior to the effective date of the Employment Agreement will be pro-rated to correspond to the portion of the fiscal year that follows the effective date.

The Employment Agreement provides that upon termination of employment, Mr. Gleacher will be entitled to certain payments or benefits, the amount of which depends upon the circumstances of termination. If Mr. Gleacher terminates employment without good reason, he will be entitled to any unpaid base salary and unpaid benefits and any earned but unpaid bonus and continued vesting in accordance with the schedules provided in the award agreements of any equity compensation awards granted to him prior to termination. In the event of his termination by the Company without cause he will receive his base salary for twelve months following termination; a prorated bonus for the fiscal year in which the twelve-month base salary continuation period ends; continued health and welfare coverage for twelve months following termination; any earned but unpaid bonus; and, if he executes a settlement and release agreement, continued vesting in accordance with the schedules provided in the award agreements of any equity compensation awards granted to him prior to termination. If Mr. Gleacher terminates employment for good reason or if his employment is terminated following (and due to) the expiration of the Employment Agreement, he will be entitled to any unpaid base salary and unpaid benefits; any earned but unpaid bonus; a pro-rated bonus for the year in which termination occurs; and continued vesting in accordance with the schedules provided in the award agreements of any equity compensation awards granted to him prior to termination. If Mr. Gleacher is terminated by the Company for cause, he will be entitled to any unpaid base salary and unpaid benefits and any earned but unpaid bonus. Following the termination of Mr. Gleacher’s employment for any reason, he must resign any and all officerships and directorships he then holds with the Company, BCI and any of their affiliates. The Employment Agreement provides that, in the event that Mr. Gleacher becomes subject to the excise tax under

Section 4999 of the Internal Revenue Code, he will be entitled to an additional payment such that he will be placed in the same after-tax position as if no such excise tax had been imposed.

In connection with the Employment Agreement, we and Mr. Gleacher entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition and Non-Solicitation Agreement”). The Non-Competition and Non-Solicitation Agreement contains provisions regarding confidentiality, non-solicitation and other restrictive covenants. The Employment Agreement incorporates by reference the terms of the Non-Competition and Non-Solicitation Agreement.

Registration Rights Agreement with Eric J. Gleacher

On June 5, 2009, upon the closing of the Gleacher Transaction, we and Eric J. Gleacher entered into a Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement entitles Mr. Gleacher, subject to limited exceptions, to have his shares included in any registration statement filed by us in connection with a public offering solely for cash, a right often referred to as a “piggyback registration right.” Mr. Gleacher will also have the right to require us to prepare and file a shelf registration statement to permit the sale to the public from time to time of the shares of Company common stock that Mr. Gleacher received on the closing of the Gleacher Transaction. However, we will not be required to file the shelf registration statement until the third anniversary of the closing of the Gleacher Transaction. We have agreed to pay all expenses in connection with any registration effected pursuant to the Registration Rights Agreement. The Registration Rights Agreement may be amended with the written consent of the Company and of the holders representing a majority of our common stock that is registrable pursuant to the agreement.

Trade Name and Trademark Agreement

On June 5, 2009, upon the closing of the Gleacher Transaction, we, Eric J. Gleacher and certain entities that operate under the “Gleacher” name, but that are not being acquired by us, entered into a Trade Name and Trademark Agreement (the “Trade Name Agreement”). Under the Trade Name Agreement, we (or one of our affiliates) will own the rights to the “Gleacher” name and mark in the investment banking business. Our rights include the right to expand the use of the “Gleacher” name and mark to the broader financial services field other than the Gleacher fund management business not acquired in the Gleacher Transaction, and to register “Gleacher” marks for products and services in the financial services field.

AmTech Acquisition

We formed our Broadpoint AmTech equities group through the acquisition of American Technologies Research, or AmTech. In this transaction, we agreed to pay the former AmTech shareholders earn-out payments, consisting of 100% of the profits earned by Broadpoint AmTech through 2011, up to an aggregate of $15 million. The former shareholders also have the right to earn-out payments consisting of 50% of such profits in excess of $15 million. We will make these earn-out payments 50% in cash and 50% in shares of our common stock, subject to transfer restrictions for vesting.

Principal and Selling Shareholders

The following table sets forth the beneficial ownership of our common stock, both before and after this offering, by (i) each person whom we know beneficially owns more than five percent of our common stock, (ii) each of our directors, (iii) each of our named executive officers, (iv) all of our directors and current executive officers as a group, and (v) each of the selling shareholders. The number of shares of our common stock indicated as owned by each of the persons below reflects their ownership as of June 30, 2009, except as to Messrs. Cohen and Rhode. The number of shares owned by Messrs. Cohen and Rohde are reflected as of the date on which they joined as directors of the Board. Messrs. Cohen and Rohde joined our Board on July 2, 2009.

With the exception of the contractual relationships described below or as otherwise described in this prospectus supplement (including, without limitation, as described in “Management”), the selling shareholders neither have, nor did they have within the past three years, any position, office, directorship or other material relationship with us or any of our predecessor or affiliates.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2009 are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Ownership calculations are based on 103,275,164 shares outstanding as of June 30, 2009.

			Number of					Deferred
	Number of Shares Beneficially		Shares					Stock
	Owned(1)		to be Sold in	Percentage of Shares Beneficially Owned(1)				Units(2)
	Before Offering	After Offering	this Offering**	Before Offering		After Offering		Number

MatlinPatterson FA Acquisition LLC(3)	43,093,261	38,093,261	5,000,000	41.73%		33.05%		0
Mast Credit Opportunities I Master Fund Limited(4)	5,735,000	2,735,000	3,000,000	5.50		2.35		0
Eric J. Gleacher(5)	14,542,035	14,542,035	—	14.08		12.62		0
Lee Fensterstock	294,118	294,118	—		*		*	2,081,611
Peter J. McNierney(6)	447,302	447,302	—		*		*	1,026,652
Marshall Cohen	0	0	—		*		*	0
Robert Gerard(7)	59,000	59,000			*		*	0
Victor Mandel	14,940	14,940	—		*		*	0
Mark R. Patterson(3)	43,093,261	38,093,261	5,000,000	41.73		33.05		0
Christopher R. Pechock	0	0	—		*		*	0
Frank Plimpton	24,900	24,900	—		*		*	0
Bruce Rohde	0	0	—		*		*	0
Robert S. Yingling	30,864	30,864	—		*		*	0
Robert I. Turner	0	0	—		*		*	491,322
Patricia A. Arciero-Craig(6)	25,576	25,576	—		*		*	220,661
All directors and current executive officers as a group (13 persons)(6)	58,531,996	53,531,996	5,000,000	56.10		46.02		3,820,246

footnotes continued on following page

*	References ownership of less than one percent.

**	Assumes the underwriters do not exercise their over-allotment option. MatlinPatterson has granted to the underwriters an over-allotment option as described in “Underwriting.” 1,000,000 of MatlinPatterson’s shares are subject to the underwriters’ over-allotment option. Assuming the exercise in full of the underwriters’ over-allotment option, after this offering, MatlinPatterson will own 37,093,261 shares and have 31.35% ownership.

(1)	Except as noted in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

(2)	The amounts shown represent restricted stock units held under our 2007 Incentive Compensation Plan that may possibly be exchanged for shares of Common Stock within 60 days of June 30, 2009 by reason of any potential termination, death or disability of the listed directors or officers as follows: Mr. Fensterstock: 608,333 upon termination or 2,081,611 upon death or disability; Mr. McNierney: 281,667 upon termination or 1,026,652 upon death or disability; Ms. Arciero-Craig: 80,000 upon termination or 220,661 upon death or disability; Mr. Turner: 90,000 upon termination or 491,322 upon death or disability; and all directors and current executive officers as a group: 1,060,000 upon termination or 3,820,246 upon death or disability. These amounts do not take into consideration the potential application of Section 409A of the Internal Revenue Code, which in some cases could result in a delay of the distribution beyond 60 days.

(3)	The indicated interest was reported on a Schedule 13D/A filed on June 8, 2009, with the SEC by MatlinPatterson FA Acquisition LLC on behalf of itself, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MP Preferred Partners GP LLC, MP II Preferred Partners L.P., David J. Matlin, and Mark R. Patterson as beneficial owners of securities of the Company. Beneficial ownership of the shares held by MatlinPatterson FA Acquisition LLC — 43,093,261 (shared voting and shared dispositive power) was also reported for: MP II Preferred Partners L.P. — 43,093,261 (shared voting and shared dispositive power), MP Preferred Partners GP LLC — 43,093,261 (shared voting and shared dispositive power), MatlinPatterson Asset Management LLC — 43,093,261 (shared voting and shared dispositive power), MatlinPatterson LLC — 43,093,261 (shared voting and shared dispositive power), David J. Matlin — 43,093,261 (shared voting and shared dispositive power), and Mark R. Patterson — 43,093,261 (shared voting and shared dispositive power). Shares shown as being sold by Mr. Patterson are attributed to him only because of his affiliation with MatlinPatterson.

(4)	Mast Credit Opportunities I Master Fund Limited on behalf of itself, Mast Capital Management, LLC, Christopher B. Madison, and Daniel J. Steinberg. Beneficial ownership of the shares held by Mast Credit Opportunities I Master Fund Limited — 5,735,000 (sole voting and sole dispositive power) was also reported for: Mast Capital Management LLC — 5,735,000 (sole voting and sole dispositive power), Christopher B. Madison — 5,735,000 (shared voting and shared dispositive power), and Daniel J. Steinberg — 5,735,000 (shared voting and shared dispositive power). Includes 1,000,000 shares of Common Stock that may be acquired within 60 days pursuant to a warrant to purchase the shares at a price of $3 per share. The address of Mast Credit Opportunities I Master Fund Limited is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church Street, George Town, Cayman Islands.

(5)	Includes 10,000,000 shares held by the Eric J. Gleacher 2009 Grantor Retained Annuity Trust. Also includes 1,104,845 shares held in escrow and subject to forfeiture during the eighteen-month period following the closing of the Gleacher Transaction to satisfy any indemnification obligations pursuant to the Agreement and Plan & Merger dated March 2, 2009.

(6)	Includes shares of common stock that may be acquired within 60 days of June 30, 2009 through the exercise of stock options as follows: Mr. McNierney: 52,500; Ms. Arciero-Craig: 7,359; and all directors and current executive officers as a group: 59,859. Shares shown as being sold by Mr. Patterson are attributed to him only because of his affiliation with MatlinPatterson.

(7)	Shares held by GFP, L.P., a limited partnership. Mr. Gerard is the General Partner and Investment Manager of GFP, L.P.

Certain U.S. Federal Tax Considerations

The following summary describes certain U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by U.S. Holders and Non-U.S. Holders, (each as defined below), as well as certain estate tax considerations to Non-U.S. Holders, as of the date hereof. This summary is included herein for general information purposes only and does not address all aspects of U.S. federal income taxes that may be relevant to such holders in light of their personal circumstances. Special rules may apply to certain holders, such as financial institutions, insurance companies, tax-exempt organizations, hybrid entities, certain former citizens or residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, broker-dealers, traders in securities, pass-through entities or holders that hold the common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction or the effect of federal alternative minimum tax or gift tax. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax considerations different from those discussed below. This discussion is limited to holders that acquire our common stock pursuant to this offering and that hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships (or other entities treated as partnerships) holding common stock should consult their tax advisors.

As used herein, a “U.S. Holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. As used herein, a “Non-U.S. Holder” is a beneficial owner of our common stock (other than a partnership or an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

This summary is for general purposes only. This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular beneficial owner of our common stock. Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the U.S. federal income tax considerations in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, the effect of any change in applicable tax law, and their entitlement to benefits under an applicable tax treaty.

Taxation of the Company

Limitations on Our Use of Net Operating Loss Carryforwards

As a result of the closing of the MatlinPatterson investment transaction on September 21, 2007, we underwent a change in ownership within the meaning of Section 382 of the Code. In general, Code Section 382 places an annual limitation on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the ownership change date. We have estimated the annual limitation under Code Section 382 on the use of our net operating loss carryforwards to be approximately $1.1 million per year. We are finalizing this estimate, but any revision is not expected to materially impact the financial statements because of the current valuation allowance in our financial statements.

At December 31, 2008, we had federal net operating loss carryforwards of $50.4 million, which will expire between 2023 and 2028. The deferred tax benefit associated with these net operating loss carryforwards has been reduced in our financial statements because, as of the result of the annual Code Section 382 limitation, a significant portion (approximately $8.8 million) of our net operating loss carryforwards will expire unutilized.

This offering will most likely result in another change in ownership within the meaning of Code Section 382. The Code Section 382 limitation is based upon, in part, our current valuation. Our valuation has increased substantially since September 21, 2007. In addition, prior to consummation of this offering, we will record significant taxable income for which certain existing net operating losses may be utilized. For these reasons, we believe this second change of control will have no further negative impact upon the utilization of our existing net operating losses.

U.S. Holders

Dividends

Distributions of cash or other property on our common stock will constitute dividends includible in the income of a U.S. Holder for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as of the end of our taxable year of the distribution, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a non-taxable return of capital and first reduce the U.S. Holder’s basis in its common stock, but not below zero, and then will be treated as gain from the sale of stock. Dividends paid to a U.S. Holder of our common stock who is an individual will be treated as “qualified dividends.” “Qualified dividends” paid on or prior to December 31, 2010 will generally be subject to taxation at long-term capital gains rates, provided the U.S. Holder held the stock with respect to which the dividend was paid for more than 61 days in the 120 day period beginning 60 days before the ex-dividend date. Such treatment is scheduled to expire at the end of 2010, and it is unclear whether it will be extended.

Sale or Other Taxable Dispositions of Common Stock

In general, a U.S. Holder will recognize capital gain or loss upon the sale or other taxable disposition of our common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and such U.S. Holder’s adjusted tax basis in the common stock at the time of the disposition. Any such capital gain will be long-term capital gain if the common stock has been held by the U.S. Holder for more than one year. Under current U.S. federal income tax law (presently effective for taxable years beginning before January 1, 2011), certain non-corporate U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income tax on long-term capital gains. The ability to utilize capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common stock and the proceeds from the sale, exchange or other disposition of our common stock, unless a U.S. Holder is an exempt recipient such as a corporation. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend income. Any amounts withheld under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided the required information is timely furnished to the Internal Revenue Service (the “IRS”).

Non-U.S. Holders

Dividends

Distributions of cash or other property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the Non-U.S. Holder’s basis in its common stock, but not below zero, and then will be treated as gain from the sale of stock.

Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid U.S. federal backup withholding as discussed below) for dividends paid will be required, prior to the payment of dividends (a) to provide a properly completed IRS Form W-8BEN (or successor form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock (including gain arising from distributions that are not dividends) unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) our common stock constitutes a “U.S. real property interest” by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (a) the period during which the Non-U.S. Holder holds our common stock or (b) the 5-year period ending on the date the Non-U.S. Holder disposes of our common stock.

A Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale at the applicable graduated U.S. federal income tax rates, and, if it is a corporation, may also be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits (subject to certain adjustments) or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax (unless an applicable income tax treaty provides for an exemption or a lower rate) on the gain derived from the sale, which tax may be offset by certain U.S. source capital losses.

We believe we have not been, are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are or become a U.S. real property holding corporation, so long as our common stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who holds or held, directly or indirectly, more than five percent of our common stock (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) will be subject to U.S. federal income tax on the disposition of our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or information exchange agreement.

A Non-U.S. Holder will be subject to backup withholding (currently, at a rate of 28%) and additional information reporting on reportable payments unless applicable certification requirements are met.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through U.S.-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Federal Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Underwriting

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Broadpoint Capital, Inc., Sandler O’Neill & Partners, L.P., collectively, the bookrunning managers, Keefe, Bruyette & Woods, Inc. and Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC, the co-managers, are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Broadpoint Capital, Inc.
Sandler O’Neill & Partners, L.P.
Keefe, Bruyette & Woods, Inc.
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC

Total	20,000,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

The expenses of the offering, not including the underwriting discount, are estimated at $1,250,000 and are payable by us and the selling shareholders.

Overallotment Option

We have granted an option to the underwriters to purchase up to two million additional shares of our common stock and Matlin Patterson, one of the selling shareholders, has granted the underwriters an option to purchase up to one million additional shares of common stock, in both cases at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling shareholders, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of the joint bookrunning managers. Specifically, we and these other persons have agreed, subject to certain exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Global Market Listing

The shares are listed on The NASDAQ Global Market under the symbol “BPSG.”

FINRA Regulation

Because Broadpoint Capital, Inc., a FINRA member and one of the underwriters for this offering, is an affiliate of the Company, the offering will be conducted in accordance with NASD Rule 2720. Neither Broadpoint Capital, Inc. nor any other FINRA member participating in the distribution of this offering is permitted to sell shares in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, BofA Merrill Lynch may facilitate Internet distribution for this offering to certain of its Internet subscription customers. BofA Merrill Lynch may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by BofA Merrill Lynch. Other than the prospectus in electronic format, the information on the BofA Merrill Lynch web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us, our affiliates or the selling shareholders. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, once the prospectus has been approved by the competent authority in such Relevant Member State and published, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Legal Matters

The validity of the shares of common stock offered under this prospectus supplement and the accompanying prospectus will be passed upon for us by Dewey & LeBoeuf LLP, New York, New York. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters. Sidley Austin LLP has in the past and may in the future render legal services to us and our affiliates.

Experts

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We are filing this prospectus as part of a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted as permitted by the rules of the SEC. We also file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-14140. You may read and copy the registration statement and any other document we file at the SEC’s public reference room located at:

100 F Street, N.E.
Washington, D.C. 20549

You may obtain information on the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC, and these filings are available from the SEC’s Internet site at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically. Information about us, including our SEC filings, is also available on our website at http://www.bpsg.com; however, that information is not a part of this prospectus supplement or the accompanying prospectus.

Incorporation by Reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose to you important information by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any information that is not deemed filed under the Exchange Act) prior to the termination of this offering:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 26, 2009, and Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2008, filed on April 30, 2009 (File no. 000-14140).

•	Our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2009, filed on May 15, 2009. (File no. 000-14140).

•	Our Current Reports on Form 8-K filed on March 3, 2009, March 4, 2009, April 17, 2009, May 8, 2009, May 29, 2009, June 8, 2009, June 22, 2009, and July 9, 2009 (File no. 000-14140).

•	The description of our common stock contained our registration statement on Form 8-A, filed with the SEC on January 14, 1986, including any amendments or reports filed for the purpose of updating such description (File no. 000-14140).

All filings that we make with the SEC pursuant to the Exchange Act (other than any information that is not deemed filed under the Exchange Act) after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement shall be deemed to be incorporated by reference into this prospectus.

We will provide a copy of the documents we incorporate by reference upon request, at no cost, to any person who receives this prospectus supplement. You may request a copy of these filings, by writing or telephoning us at the following:

Broadpoint Gleacher Securities Group, Inc.
12 East 49th Street, 31st Floor
New York, New York 10017
Attention: Robert I. Turner
(212) 273-7100

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date on the front of the relevant document.

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission, and the securities may not be sold until that registration statement becomes effective. This preliminary prospectus is not an offer to sell these securities, nor is it soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated July 22, 2009

PROSPECTUS

$100,000,000

Common Stock Offered by

Broadpoint Gleacher Securities Group, Inc.

9,000,000 Shares of Common Stock

Offered by the Selling Shareholders

This prospectus relates to the public offering, from time to time, of shares of common stock, par value $.01 per share, by Broadpoint Gleacher Securities Group, Inc. This prospectus also relates to the public offering, from time to time, of shares of our common stock by the selling shareholders named under “Selling Shareholders.” The aggregate initial offering price of the shares of common stock sold by us under this prospectus will not exceed $100,000,000, and the aggregate number of shares of common stock sold by the selling shareholders under this prospectus will not exceed 9,000,000 shares. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

Each time that we or the selling shareholders sell shares of our common stock pursuant to this prospectus, we will provide the specific terms of the offering in one or more supplements to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus.

This prospectus may not be used to consummate a sale of our common stock unless accompanied by a prospectus supplement. You should read both this prospectus and any accompanying prospectus supplement, together with the other documents described under the heading “Where You Can Find More Information,” before you make your investment decision.

We or the selling shareholders may offer and sell common stock to or through one or more underwriters, dealers or agents, directly to purchasers or otherwise. We will set forth the names of any underwriters or agents, as well as any applicable fees, discounts or commissions, in an accompanying prospectus supplement.

Our common stock is traded on The NASDAQ Global Market under the symbol “BPSG.” On July 21, 2009 the closing price of our common stock was $6.56 per share.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on Page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July   , 2009

FORWARD-LOOKING STATEMENTS

This prospectus, the registration statement of which this prospectus forms a part and the documents incorporated by reference contain “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, which we call the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we call the Exchange Act. These forward-looking statements are usually preceded by words such as “may,” “will,’’ “expect,” “anticipate,” “believe,” “estimate,” and “continue” or similar words. All statements other than historical information or current facts should be considered forward-looking statements. Forward-looking statements may contain projections regarding revenues, earnings, operations, and other financial projections, and may include statements of future performance, strategies and objectives. However, there may be events in the future, which we are not able to accurately predict or control, which may cause actual results to differ, possibly materially, from the expectations set forth in our forward-looking statements. All forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors. Such factors include, among others, market risk, credit risk and operating risk. These and other risks are described in greater detail in the documents incorporated by reference in this prospectus and the registration statement. We do not intend or assume any obligation to update any forward-looking statements we make.

i

SUMMARY

This summary highlights information about Broadpoint Gleacher Securities Group, Inc. Because the following description is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus and the documents that we incorporate by reference herein. As used in this prospectus, references to “we,” “us,” “our,” “Broadpoint.Gleacher,” “our Company” and similar terms mean Broadpoint Gleacher Securities Group, Inc., unless the context requires otherwise.

Broadpoint Gleacher Securities Group, Inc.

Broadpoint Gleacher Securities Group, Inc. is an independent investment bank that provides value-added advice to corporations and institutional investors. We provide services and generate revenues through our Investment Banking, Broadpoint DESCAP, Debt Capital Markets and Equities segments. Our Investment Banking segment, with our Gleacher Partners LLC subsidiary, offers a broad range of financial advisory services in regards to mergers and acquisitions, restructurings and corporate finance related matters. In addition, it raises capital for corporate clients through underwritings and private placements of debt and equity securities. Broadpoint DESCAP provides sales and trading on a wide range of mortgage and asset-backed securities, U.S. Treasury and government agency securities, structured products such as CLOs (collateralized loan obligations) and CDOs (collateralized debt obligations), whole loans, swaps, and other securities. Our Debt Capital Markets team provides sales and trading of corporate debt securities, as well as quantitative and market-based analysis on various credit securities to generate trading ideas for the benefit of our institutional investor clients. The Debt Capital Markets team also provides execution services for new issue activities and liability management activities, including open market repurchases, tender offers and exchange offers. Our Equities group, operating through our Broadpoint AmTech broker-dealer subsidiary, provides research-driven sales and trading on equity securities and generates revenues through cash commissions on customer trades and corporate repurchase activities and hard-dollar fees for research and other services. At June 30, 2009, we had approximately 301 employees.

Our business strategy includes growth driven by (i) market share gains in our existing product and service offerings and expansion into new products and services to better serve our corporate and investor clients and (ii) acquisitions of businesses and assets that add scale to our existing businesses and complement or diversify our revenue base. The Company seeks to deploy a variable compensation model and a low-cost non-compensation expense structure along with a culture of employee ownership.

Our broker-dealer subsidiaries, Broadpoint Capital, Inc., Broadpoint AmTech and Gleacher Partners, are members of the Financial Industry Regulatory Authority, Inc., or FINRA, and various securities exchanges, including, in the case of Broadpoint Capital, Inc., the New York Stock Exchange, Inc., or the NYSE, and the Boston Stock Exchange, Inc., or the BSE.

Our executive offices are located at 12 East 49th Street, 31st Floor, New York, New York 10017. The telephone number is (212) 273-7100. Our internet address is www.bpsg.com. Information contained on our website is not part of, and is not incorporated into, this prospectus.

RISK FACTORS

You should carefully consider the risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the captions “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, incorporated by reference herein, before making an investment decision. For more information, see “Where You Can Find More Information.”

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any offering of our common stock for working capital, general corporate purposes, potential acquisitions and expansion of our business generally. We will have significant discretion in the use of any net proceeds. The net proceeds may be invested temporarily in interest-bearing accounts and short-term interest-bearing securities until they are used for their stated purpose. We will provide additional information on the use of the net proceeds from the sale of our common stock in an applicable prospectus supplement.

We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

SELLING SHAREHOLDERS

The following table sets forth the beneficial ownership of our common stock, both before and after this offering, by each of the selling shareholders, assuming all shares offered by the selling shareholders under this prospectus are sold. The selling shareholders may sell all, some or none of the shares of our common stock covered by this prospectus. The number of shares of our common stock indicated as owned by each of the selling shareholders below reflects their ownership as of June 30, 2009.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2009 are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and each selling shareholder listed below has sole voting and investment power with respect to the shares beneficially owned thereby, subject to applicable community property laws. Ownership calculations are based on 103,275,164 shares outstanding as of June 30, 2009.

			Number of Shares
			Subject to Sale
	Number of Shares Beneficially Owned(1)		Under this	Percentage of Shares Beneficially Owned(1)
	Before Offering	After Offering	Prospectus	Before Offering	After Offering

MatlinPatterson FA
Acquisition LLC(2)	43,093,261	37,093,261	6,000,000	41.73%	35.91%
Mast Credit
Opportunities I
Master Fund Limited(3)	5,735,000	2,735,000	3,000,000	5.50%	2.62%

(1)	Except as noted in the footnotes to this table, the selling shareholders named in the table have sole voting and investment power with respect to all shares of common stock.

(2)	The indicated interest was reported on a Schedule 13D/A filed on June 8, 2009, with the SEC by MatlinPatterson FA Acquisition LLC on behalf of itself, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MP Preferred Partners GP LLC, MP II Preferred Partners L.P., David J. Matlin, and Mark R. Patterson as beneficial owners of securities of the Company. Beneficial ownership of the shares held by MatlinPatterson FA Acquisition LLC — 43,093,261 (shared voting and shared dispositive power) was also reported for: MP II Preferred Partners L.P. — 43,093,261 (shared voting and shared dispositive power), MP Preferred Partners GP LLC — 43,093,261 (shared voting and shared dispositive power), MatlinPatterson Asset Management LLC — 43,093,261 (shared voting and shared dispositive power), MatlinPatterson LLC — 43,093,261 (shared voting and shared dispositive power), David J. Matlin — 43,093,261 (shared voting and shared dispositive power), and Mark R. Patterson — 43,093,261 (shared voting and shared dispositive power).

(3)	Mast Credit Opportunities I Master Fund Limited on behalf of itself, Mast Capital Management, LLC, Christopher B. Madison, and Daniel J. Steinberg. Beneficial ownership of the shares held by Mast Credit Opportunities I Master Fund Limited — 5,735,000 (sole voting and sole dispositive power) was also reported for: Mast Capital Management LLC — 5,735,000 (sole voting and sole dispositive power), Christopher B. Madison — 5,735,000 (shared voting and shared dispositive power), and Daniel J. Steinberg — 5,735,000 (shared voting and shared dispositive power). Includes 1,000,000 shares of Common Stock that may be acquired within 60 days pursuant to a warrant to purchase the shares at a price of $3 per share. The address of Mast Credit Opportunities I Master Fund Limited is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church Street, George Town, Cayman Islands.

With the exception of the contractual relationships described below or as otherwise described in this prospectus or the documents incorporated by reference herein, the selling shareholders neither have, nor did they have within the past three years, any position, office or other material relationship with us or any of our predecessor or affiliates.

MatlinPatterson Private Placement

On September 21, 2007 we issued and sold 38,354,293 newly-issued unregistered shares of our common stock for an aggregate cash purchase price of $50 million (the “Private Placement”) to MatlinPatterson FA Acquisition LLC and certain co-investors pursuant to the Investment Agreement, dated as of May 14, 2007 (the “Investment Agreement”), between the Company and MatlinPatterson.

Pursuant to the Investment Agreement, MatlinPatterson had the right to designate one or more co-investors to purchase a portion of the shares of common stock to be purchased by MatlinPatterson in place of MatlinPatterson. On September 21, 2007, MatlinPatterson entered into a Co-Investment Agreement with each of Robert M. Tirschwell and Mr. Robert M. Fine pursuant to which MatlinPatterson and Mr. Tirschwell agreed that Mr. Tirschwell and Mr. Fine would each purchase the number of shares corresponding to an aggregate purchase price of $450,000 and $130,000, respectively. Mr. Tirschwell is the Head of Trading of Broadpoint DESCAP, a division of Broadpoint Capital. Mr. Fine is the President of Broadpoint DESCAP.

As a result of these arrangements, on September 21, 2007 MatlinPatterson contributed $49,420,000 of the $50 million cash purchase price and received 37,909,383 newly-issued shares of our common stock.

The number of shares issued to MatlinPatterson, Mr. Tirschwell and Mr. Fine was subject to upward adjustment within 60 days of the closing of the Investment Agreement in the event that the final net tangible book value per share of the Company as of September 21, 2007 was less than $1.60. On February 21, 2008, we entered into an agreement with MatlinPatterson, Mr. Tirschwell and Mr. Fine agreeing that the final net tangible book value per share of the Company as of September 21, 2007 was $1.25. Pursuant to the terms of such agreement, we agreed to issue 3,632,009 additional shares of our common stock to MatlinPatterson, Mr. Tirschwell and Mr. Fine in satisfaction of this requirement.

Upon the closing of the Private Placement, we entered into a Registration Rights Agreement, dated as of September 21, 2007 (the “Registration Rights Agreement”), with MatlinPatterson, Mr. Tirschwell and Mr. Fine, which was amended by Amendment No. 1 to the Registration Rights Agreement, dated as of March 4, 2008. The Registration Rights Agreement contains customary terms found in such agreements, including provisions concerning registration rights, registration procedures and piggyback registration rights as well as customary indemnification rights for MatlinPatterson, Mr. Tirschwell and Mr. Fine. Pursuant to the Registration Rights Agreement, we would bear all of the costs of any registration other than underwriting discounts and commissions and certain other expenses.

Pursuant to the Investment Agreement, MatlinPatterson has the right to designate directors to be appointed to our Board of Directors. Each of Messrs. Patterson, Fensterstock, Pechock and Plimpton were designated to the Board pursuant to such right of MatlinPatterson.

MatlinPatterson Voting Agreement

On February 29, 2008, we and MatlinPatterson entered into a Voting Agreement (the “Voting Agreement”) whereby MatlinPatterson agreed to vote its shares in the Company in favor of an increase in the number of authorized shares under the 2007 Plan to be submitted to shareholders at the 2008 Annual Meeting of Shareholders. Such increase in the number of authorized shares was approved at such meeting.

Brokerage and Investment Banking Services for MatlinPatterson

From time to time, Broadpoint.Gleacher provides brokerage services to MatlinPatterson or its affiliated entities, which services are provided by Broadpoint Capital, Inc. in the ordinary course of its business. For the six month periods ended June 30, 2009 and 2008, we recorded $0.2 million and $0.3 million, respectively, and $0.03 and $0.3 for the three month periods ended June 30, 2009 and 2008, respectively, for such brokerage services.

In addition, from time to time, Broadpoint.Gleacher provides investment banking services to MatlinPatterson or its affiliated entities, which services are provided by Broadpoint Capital, Inc. in the ordinary course of its business. Investment Banking revenues for MatlinPatterson or its affiliated entities represents $5.8 million and $6.1 million of fees earned for the six month periods ended June 30, 2009 and 2008, respectively, and, $4.8 million and $5.8 million of fees earned for the three month periods ended June 30, 2009 and 2008, respectively, for advisory engagements.

Fensterstock Consulting Arrangement

Prior to joining our Company as our CEO, Lee Fensterstock was party to a consulting agreement in 2007 with MatlinPatterson.

2008 Common Stock Private Placement

On March 4, 2008, we entered into a stock purchase agreement (the “Stock Purchase Agreement”) with MatlinPatterson, Mast Credit Opportunities I Master Fund Limited, a Cayman Islands corporation (“Mast”) and certain individual investors listed on the signature pages to the Stock Purchase Agreement (the “Individual Investors”, and together with the MatlinPatterson and Mast, the “Investors”). Pursuant to the terms of the Stock Purchase Agreement, we issued and sold 11,579,592 shares of common stock to the investors, with 7,058,824 shares being issued to Mast, 1,594,000 shares being issued to the MatlinPatterson and 2,926,768 being shares issued to the individual investors. The shares were sold for an aggregate purchase price of approximately $19.7 million, or $1.70 per share. In addition, all of the individual investors are employees of the Company and/or its wholly-owned subsidiary Broadpoint Capital, including Mr. Fensterstock, Chief Executive Officer of the Company, and other senior officers of Broadpoint Capital.

Concurrently with the execution of the Stock Purchase Agreement, we entered into a Registration Rights Agreement, dated as of March 4, 2008 (the “Mast Registration Rights Agreement”), with Mast with respect to the shares that Mast purchased pursuant to the Stock Purchase Agreement (the “Mast Shares”). We filed a registration statement with the SEC for the resale of the Mast Shares in an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (the “Mast Shelf Registration”) on April 1, 2008 and it was declared effective on April 29, 2008. We paid for all of the costs of the Mast Shelf Registration, a total of approximately $45,000, other than underwriting discounts and commissions and certain other expenses, and grant customary indemnification rights thereunder to Mast.

Mast Mandatory Redeemable Preferred Stock

On June 27, 2008 we entered into the Preferred Stock Purchase Agreement with Mast for the issuance and sale of (i) 1,000,000 newly-issued unregistered shares of our Series B Mandatory Redeemable Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”) and (ii) a warrant to purchase 1,000,000 shares of our common stock, at an exercise price of $3.00 per share (the “Warrant”), for an aggregate cash purchase price of $25 million.

The Preferred Stock Purchase Agreement and the Series B Preferred Stock include, among other things, certain negative covenants and other rights with respect to the operations, actions and financial condition of the Company and its subsidiaries so long the Series B Preferred Stock remains outstanding. Cash dividends of 10% per annum must be paid on the Series B Preferred Stock quarterly, while an additional dividend of 4% per annum accrues and is cumulative, if not otherwise paid quarterly at the option of the Company. The Series B Preferred Stock must be redeemed on or before June 27, 2012.

The Warrant is subject to customary anti-dilution provisions and expires June 27, 2012. Concurrently with the execution of the Preferred Stock Purchase Agreement, we entered into a Registration Rights Agreement with Mast, dated as of June 27, 2008 (the “Warrant Registration Rights Agreement”), with respect to the shares of Common Stock that are issuable to Mast pursuant to the Warrant (the “Warrant Shares”). Pursuant to the Warrant Registration Rights Agreement, Mast has the right to request registration of the Warrant Shares if at any time we propose to register common stock for our own account or for another, subject to certain exceptions for underwriting requirements. In addition, under certain circumstances Mast may demand a registration of no less than 300,000 Warrant Shares. We must register such Warrant Shares as soon as practicable and in any event within forty-five (45) days after the demand. We will bear all of the costs of all such registrations other than underwriting discounts and commissions and certain other expenses.

Concurrently with the execution of the Preferred Stock Purchase Agreement, we entered into a Preemptive Rights Agreement (the “Preemptive Rights Agreement”) with Mast. The Preemptive Rights Agreement provides that in the event that we propose to offer or sell any of our equity securities below the current market price, we shall first offer such securities to Mast to purchase; provided, however, that in the case of equity securities being offered to MatlinPatterson, Mast shall only have the right to purchase its pro rata share of such securities (based upon common stock ownership on a fully diluted basis). If Mast exercises such right to purchase the offered securities, Mast must purchase all (but not a portion) of such securities for the price, terms and conditions so proposed.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus may be sold in any one or more of the following ways from time to time:

•	through agents;

•	to or through underwriters;

•	through dealers;

•	directly to purchasers, including through a specific bidding, auction or other process; or

•	through a combination of any such methods of sale.

Any such underwriters, dealers or agents may include our affiliates.

The specific plan of distribution will be described in the applicable prospectus supplement. If the plan of distribution includes the participation of underwriters, dealers or agents, the prospectus supplement will also identify them and describe applicable fees, discounts and commissions.

We may (directly or through agents) sell, and the underwriters may resell, common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of common stock, the underwriters or agents may receive compensation from us or from purchasers of the common stock for whom they may act as agents. The underwriters may sell common stock to or through dealers, who may also receive compensation from purchasers of the common stock for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. We may indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments they may be required to make in respect of such liabilities.

Broadpoint Gleacher Securities Group, Inc. is the parent of Broadpoint Capital, Inc. and Broadpoint Amtech, Inc., both of which are members of FINRA. Rule 2720 of FINRA’s conduct rules imposes certain requirements when a parent of a FINRA member conducts a public offering, and we will comply with all applicable requirements in that regard. Rule 2720 imposes additional requirements when a FINRA member distributes an affiliated company’s securities. Broadpoint Capital, Inc. and Broadpoint Amtech, Inc. each has advised us that each offering of our common stock in which it participates will comply with the applicable requirements of Rule 2720. Neither Broadpoint Gleacher Securities Group, Inc. nor any other FINRA member is permitted to sell securities in an offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

In compliance with the guidelines of the FINRA, the maximum commission or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate principal amount of securities offered pursuant to this prospectus.

In an offering of our common stock through this prospectus, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. These transactions may include over-allotments or short sales of our common stock, which involve the sale by persons participating in the offering of more of our common stock than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our common stock by bidding for or purchasing our securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if our common stock sold by them is repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

If so indicated in the prospectus supplement relating to a particular offering of common stock, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the common stock from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

The selling shareholders may sell shares of our common stock through one or more underwritten public offerings.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is a summary and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended, which we refer to as our Certificate of Incorporation, and our Amended and Restated Bylaws, which we refer to as our Bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share and 1,500,000 shares of preferred stock, par value $1.00 per share.

As of May 5, 2009, there were 81,279,784 shares of our common stock outstanding, held of record by 2,654 shareholders.

Of our authorized shares of preferred stock, 100,000 shares have been designated as Series A Junior Participating Preferred Stock, and 1,000,000 shares have been designated as Series B Mandatory Redeemable Preferred Stock. As of May 5, 2009, 1,000,000 shares of Series B Mandatory Redeemable Preferred Stock, which we refer to as the Series B Preferred Stock, were outstanding. Our Series A Junior Participating Preferred Stock was designated as a contingent feature of our shareholder rights plan. That plan expired March 30, 2008 without any shares of Series A Junior Participating Stock having been issued.

Common Stock

The holders of common stock are entitled to one vote per share on all matters upon which shareholders have a right to vote. Subject to the preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends our Board of Directors declares out of funds legally available for the payment of dividends. If the Company is liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Certificate of Incorporation authorizes our Board of Directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by our shareholders. Our Board of Directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our Board of Directors may, except otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the rights, if any, of the holders of such series to convert their shares into, or exchange the shares for, shares of any other class or classes or of any series of the shares or any other class or classes of stock of the Company and the terms and conditions of such conversion or exchange;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series; and

•	the voting rights, if any, of the holders of the series.

Series B Mandatory Redeemable Preferred Stock

On June 27, 2008, we entered into a Preferred Stock Purchase Agreement with Mast Credit Opportunities I Master Fund Limited, which we refer to as Mast, for the issuance and sale of (i) 1,000,000 newly-issued unregistered shares of our Series B Mandatory Redeemable Preferred Stock, par value $1.00 per share, which we refer to as the Series B Preferred Stock, and (ii) a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $3.00 per share, for an aggregate cash purchase price of $25 million.

The Preferred Stock Purchase Agreement and the Series B Preferred Stock include, among other things, certain negative covenants and other rights with respect to the operations, actions and financial condition of the Company and its subsidiaries so long as the Series B Preferred Stock remains outstanding. Cash dividends of 10% per annum must be paid on the Series B Preferred Stock quarterly, while an additional dividend of 4% per annum accrues and is cumulative, if not otherwise paid quarterly at the option of the Company. The Series B Preferred Stock must be redeemed on or before June 27, 2012. The redemption prices are as follows:

Date	Premium Call Factor

From June 27, 2009 to December 27, 2009	1.06
From December 28, 2009 to June 27, 2010	1.05
From June 28, 2010 to December 27, 2011	1.04
From December 28, 2011 to June 27, 2012	1.00

Preemptive Rights

When we issued the Series B Preferred Stock, we also granted preemptive rights to Mast. These preemptive rights become exercisable if we offer or sell equity securities of the Company below the then-current market price. There are certain limitations to these rights.

Registration Rights

We have granted to several of our significant shareholders and certain others rights with respect to registration under the Securities Act of the offer and sale of our common stock. These rights include both “demand” rights, which require us to file a registration statement if asked by such holders, as well as incidental, or “piggyback,” rights granting the right to such holders to be included in a registration statement filed by us. There are approximately 52,123,000 shares of our common stock to which these rights pertain. In April 2008, the SEC declared effective a resale registration statement with respect to approximately 7,059,000 of these shares owned by Mast.

Provisions with a Potential Anti-Takeover Effect

Our Board of Directors may, if it deems it advisable, take actions that have the effect of deterring a takeover or other offer for our securities. Any such actions, together with provisions of our Certificate of Incorporation and Bylaws, as well as New York law, could make more difficult efforts by shareholders to change our Board of Directors or management.

Our Certificate of Incorporation and Bylaws divide our Board of Directors into three classes. The directors’ terms are staggered such that approximately one-third of our directors are elected each year. The classification of the Board of Directors has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the members of the Board of Directors.

Pursuant to our Certificate of Incorporation, the provision establishing our classified board may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the outstanding capital stock entitled to vote.

Our Certificate of Incorporation limits the personal liability of our directors to the Company and to our shareholders to the fullest extent permitted by law. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care.

Our Bylaws provide that special meetings of shareholders can be called only by our President or by resolution of the Board of Directors. Our Bylaws do not provide our shareholders with the right to call a special meeting or to require the Board of Directors to call a special meeting. Subject to rights of any series of preferred stock or any other series or class of stock set forth in our Certificate of Incorporation, any vacancy on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause or newly created directorships, may be filled only by the affirmative vote of a majority of the remaining directors, and a director can be removed from office without cause only by a majority vote of the Board of Directors or by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class.

Statutory Restrictions

Section 912 of the New York Business Corporation Law (the “Business Corporation Law”) restricts certain business combinations. The statute prohibits certain New York corporations from engaging in a merger or other business combination with a holder of 20% or more of the corporation’s outstanding voting stock (“interested shareholder”) for a period of five years following acquisition of the stock unless the merger or other business combination, or the acquisition of the stock, is approved by the corporation’s board of directors prior to the date of the stock acquisition. The statute also prohibits consummation of such a merger or other business combination at any time unless the transaction has been approved by the corporation’s board of directors or by a majority of the outstanding voting stock not beneficially owned by the interested shareholder or certain “fair price” conditions have been met.

The provisions of Section 912 of the Business Corporation Law apply if and for so long as a New York corporation has a class of securities registered under Section 12 of the Exchange Act. We have not elected to opt out of these provisions of the Business Corporation Law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “BPSG.”

LEGAL MATTERS

The validity of the shares of common stock offered under this prospectus will be passed upon for us by Dewey & LeBoeuf LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are filing this prospectus as part of a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-14140. You may read and copy the registration statement and any other document we file at the SEC’s public reference room located at:

100 F Street, N.E.
Washington, D.C. 20549

You may obtain information on the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC, and these filings are available from the SEC’s Internet site at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically. Information about us, including our SEC filings, is also available on our website at http://www.bpsg.com; however, that information is not a part of this prospectus or any accompanying prospectus supplement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose to you important information by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any prospectus supplement, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any information that is not deemed filed under the Exchange Act) prior to the termination of this offering:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 26, 2009, and Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2008, filed on April 30, 2009 (File no. 000-14140).

•	Our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2009, filed on May 15, 2009 (File no. 000-14140).

•	Our Current Reports on Form 8-K filed on March 3, 2009, March 4, 2009, April 17, 2009, May 8, 2009, May 29, 2009, June 8, 2009, June 22, 2009 and July 9, 2009 (File no. 000-14140).

•	The description of the Company’s common stock contained in the Company’s registration statement on Form 8-A, filed with the SEC on January 14, 1986, including any amendments or reports filed for the purpose of updating such description (File no. 000-14140).

All filings that we make with the SEC pursuant to the Exchange Act (other than any information that is not deemed filed under the Exchange Act) after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement shall be deemed to be incorporated by reference into this prospectus.

We will provide a copy of the documents we incorporate by reference upon request, at no cost, to any person who receives this prospectus. You may request a copy of these filings, by writing or telephoning us at the following:

Broadpoint Gleacher Securities Group, Inc.
12 East 49th Street, 31st Floor
New York, New York 10017
Attention: Robert I. Turner
(212) 273-7100

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of the relevant document.

20,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch
Broadpoint.Gleacher
Sandler O’Neill + Partners, L.P.
Keefe, Bruyette & Woods
Fox-Pitt Kelton Cochran Caronia Waller

July  , 2009